FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2011
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RECORD QUARTERLY EARNINGS OF R2.1 BILLION
JOHANNESBURG. 10 November 2011, Gold Fields Limited (NYSE & JSE: GFI) today announced record net earnings for the September quarter of R2,055 million compared with R1,267 million in the June quarter and earnings of R701 million in the September 2010 quarter. In US dollar terms net earnings for the September quarter were US$293 million, compared with US$186 million in the June quarter and earnings of
US$95 million in the September 2010 quarter.
September 2011 quarter salient features:
· Group attributable equivalent gold production of 900,000 ounces, 3 per cent higher than the June quarter;
· Operating margin increased from 47 per cent to 51 per cent and NCE margin from 21 per cent to 29 per cent;
· Loans repaid of US$195 million funded from operating activities; and
· Second down payment of US$66 million made in the Far Southeast project in the Philippines, on positive drilling results.
Statement by Nick Holland, Chief Executive Officer of Gold Fields:
“Gold Fields has demonstrated its ability to translate the rising gold price to the bottom line with a 62 per cent increase in net earnings to
R2,055 million during the September quarter. Over the same period the gold price increased by 14 per cent in US dollar terms and 18 per cent in Rand terms.
Attributable production for the Group increased by 3 per cent from
872,000 gold equivalent ounces in the June quarter to 900,000 gold equivalent ounces in the September quarter. This improvement was achieved despite the five day wage related industrial action at our
South African operations. The acquisition of non-controlling interests in our Ghanaian operations contributed to the higher attributable production figure. It also enhanced the geographical diversification of our portfolio, with about 50 per cent of production now derived from our international operations.
Sound cost control remains in place across the Group with the on-
going Business Process Re-engineering initiatives delivering satisfactory results. As a consequence, net operating cost in the
South Africa region was only 2 per cent higher than the June quarter despite the annual wage increase effective from 1 July, as well as two months of significantly higher winter electricity tariffs in South Africa.
The notional cash expenditure (NCE) margin for the Group increased to 29 per cent in the September quarter, well ahead of the June quarter’s 21 per cent and the Group’s long-term target of 25 per cent.
The NCE margin in the South Africa region improved to 16 per cent in the September quarter from 7 per cent in the June quarter. Excluding the impact of the South Deep project which is in a build-up phase and not yet generating positive NCE margins, the South Africa region’s
NCE margin was 24 per cent, up from 15 per cent in the June quarter.
In Australasia, the NCE margin increased from 16 per cent in the
June quarter to 24 per cent in the September quarter. In West Africa, the NCE margin for the September quarter was 46 per cent and in
South America 58 per cent, both similar to the June quarter.
Safety remains our most important operational challenge. Despite a decline of 25 per cent in the Group’s fatal injury frequency rate during the quarter, unfortunately we still had six fatalities at our South
African operations. Although we have achieved an encouraging improvement in the Group safety over the past three years there has been limited progress in the past 12 months despite our best efforts.
We maintain our commitment to safety and will continue to focus on further improvements.
During the September quarter significant progress was made in support of our growth strategy to achieve 5 million quality gold equivalent ounces, in production or in development, by the end of
2015, while at the same time diversifying our production base across the globe. These strategies are primarily driven through our project pipeline.
At Chucapaca in Peru, we announced an updated indicated and
inferred mineral resource of 7.6 million gold equivalent ounces for the Canahuire deposit, a 35 per cent increase over the initial resource of 5.6 million ounces declared in May 2010. All drilling for the feasibility study was completed during October 2011 and we aim to finalise the feasibility study and submit the Environmental Impact
Assessment (EIA) application by mid-2012.
At the Far Southeast project in the Philippines, the initial proof-of concept drill results have confirmed our initial understanding of the scale and grade of the deposit and demonstrated significant upside potential at depth and in all lateral directions. On the back of positive drilling results we have made the second down payment of US$66 million in terms of the option agreements to acquire a 60 per cent interest in the project. We have eight drill rigs on site and plan to deliver a first resource during the second half of 2012.
At the Arctic Platinum project in Finland, we have completed the two
50 tonne pilot plant test programmes, which largely confirmed the previous bench scale test work indicating an improvement of up to
25 per cent in metallurgical recoveries. The current focus is on consolidating these results in a pre-feasibility study which is underway.
At the Yanfolila project in southern Mali, we have completed a scoping study which indicates that the project requires a minimum
1.5 million ounces resource base to satisfy project thresholds.
Exploration drilling to expand the resource base is scheduled to start in the December quarter.
In South Africa, the South Deep project continues to progress and we anticipate completing the key infrastructure projects, being the ventilation shaft and the expansion to the processing plant by the end of 2012.
At the Damang open pit expansion project in Ghana, we are
targeting a 4 million ounce open pit mining resource to support a potential doubling of production. Work on this project is continuing apace.”
Stock data
JSE Limited – (GFI)
Number of shares in issue
Range - Quarter
ZAR95.80 – ZAR141.01
- at end September 2011
723,310,693
Average Volume - Quarter
2,577,103 shares / day
- average for the quarter
723,159,600
NYSE – (GFI)
Free Float
100 per cent
Range - Quarter
US$14.25 – US$17.89
ADR Ratio
1:1
Average Volume - Quarter
4,950,355 shares / day
Bloomberg / Reuters
GFISJ / GFLJ.J

1 I GOLD FIELDS RESULTS
Safety
The Group’s fatal injury frequency rate improved from 0.20 in the
June quarter to 0.15 in the September quarter. Despite this
improvement six fatalities occurred during the quarter at the South
Africa region. Two fatalities were seismic-related in one accident, two fatalities were due to gravity falls of ground, with the remaining two fatalities the result of a tramming accident and drilling into a misfire.

Together with the improved fatal injury frequency rate there were other significant achievements during the quarter. KDC once again achieved one million fatality free shifts, and Agnew and Damang reported zero lost day injuries. The lost day injury frequency rate, however, regressed from 4.86 to 4.95 and the days lost frequency rate regressed from 201 to 223.

The strategy of engineering out the safety-related risks in the Group and ensuring compliance to standards and codes of practice
continues to be core to improving the safety environment.

Definitions
Lost Day Injury (LDI) takes into account any injury occurring in the workplace where a person is unable to attend a full shift due to his injury at any time following the injury.

Days Lost takes into account the number of days lost due to injuries recorded.

Financial review
Quarter ended 30 September 2011 compared with quarter
ended 30 June 2011

Revenue
Attributable gold production increased by 3 per cent from 872,000 ounces in the June quarter to 900,000 ounces in the September quarter. At the South African operations, production decreased by 4 per cent from 447,000 ounces to 428,000 ounces. This decrease in production was mainly due to a six day strike during the quarter arising from wage negotiations.

Attributable gold production at the West African operations increased by 26 per cent from 168,000 ounces to 211,000 ounces. Most of this increase was a direct result of the buy-out of the non-controlling interest with effect from 25 June, which increased the Group holding from 71.1 per cent in the June quarter to 90.0 per cent in the
September quarter. Attributable equivalent gold production at Cerro
Corona in Peru decreased by 6 per cent, from 98,000 ounces to
92,000 ounces, mainly due to the lower copper/gold price ratio. At the Australian operations, gold production increased by 6 per cent from 159,000 ounces to 169,000 ounces due to improved
underground grades mined and processed.

At the South Africa region, gold production at KDC increased by 2 per cent from 272,500 ounces (8,475 kilograms) in the June quarter to
279,200 ounces (8,684 kilograms) in the September quarter. This increase in production was achieved despite shifts lost due to the wage-related industrial action and safety-related stoppages.
SOUTH AFRICAN RAND
Key statistics
UNITED STATES DOLLARS
Nine months to
Quarter
Quarter
Nine months to
Sept
2010
Sept
2011
Sept
2010
June
2011
Sept
2011
Sept
2011
June
2011
Sept
2010
Sept
2011
Sept
2010
80,851
80,934
28,232       27,118      28,008   kg
Gold produced* oz (000)
900
872          908
2,602
2,599
166,772
179,768
164,898     177,934     192,997   R/kg                 Total cash cost                 $/oz
851
816          697           806
695
238,522
258,884
238,348     256,692     274,615   R/kg
Notional cash expenditure $/oz
1,212
1,178        1,007        1,160
994
43,636
44,415
14,510       15,187      14,770    000             Tonnes milled/treated              000
14,770
15,187      14,510       44,415
43,636
281,418
341,045
289,329     326,206     385,684   R/kg                      Revenue                    $/oz
1,702
1,496        1,223        1,528
1,173
345
353
357           346           369   R/tonne              Operating costs          $/tonne
52
51            48             51
46
10,229
14,203
3,921        4,457        5,655   Rm                    Operating profit                 $m
804
656           533
2,047
1,372
41
48
43             47             51   %                   Operating margin                   %
51
47             43            48
41
15
24
18             21             29   %                      NCE margin                       %
29
21             18            24
15
1,917
4,422
701         1,267        2,055   Rm
Net earnings
$m
293
186             95
637
258
271
612
99           175           284   SA c.p.s.
US c.p.s.
40
26             13            88
36
2,030
4,426
699        1,270         2,054   Rm
Headline earnings
$m
293
187             95
638
273
287
613
99           176           284   SA c.p.s.
US c.p.s.
40
26             13            88
39
2,282
4,590
1,016        1,326        2,111   Rm
Net earnings excluding
gains and losses on foreign
exchange, financial
instruments, non-recurring
items and share of
profit/(loss) of associates
after royalties and taxation
$m
301
195           138           661
307
323
635
144           184           291   SA c.p.s.
US c.p.s.
42
27             20             92
44
* All of the key statistics given above are managed figures, except for gold produced which is attributable equivalent production.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (98.5 per cent).
Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 6 per cent.
Certain forward looking statements
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities
Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations; inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

GOLD FIELDS RESULTS I 2
Resultant production losses were offset by an increase in surface tonnes milled and an increase in the underground and surface yields.

At Beatrix, gold production decreased by 14 per cent from 98,000 ounces (3,048 kilograms) to 84,700 ounces (2,636 kilograms) and at
South Deep, gold production decreased by 15 per cent from 76,100 ounces (2,366 kilograms) to 64,400 ounces (2,003 kilograms), both due to the industrial action which resulted in lower volumes mined and processed.

At the West Africa region, managed gold production at Tarkwa was steady at 180,000 ounces despite excessive rainfall which disrupted operations and the processing of a harder blend of ore this quarter.
At Damang, gold production decreased marginally, from 56,300 ounces to 54,300 ounces.

At the South America region, equivalent gold production at Cerro
Corona decreased by 7 per cent from 101,000 equivalent ounces in the June quarter to 93,900 equivalent ounces in the September quarter due to the lower copper prices relative to the gold prices.

At the Australasia region, St Ives’ gold production increased by 6 per cent from 108,700 ounces to 115,000 ounces due to an increase in underground grades and increased mill throughput. At Agnew, gold production increased by 7 per cent from 50,400 ounces to 53,700 ounces. Lower underground volumes mined and processed were
offset by increased yields and an increase in production from
Songvang.

The average quarterly US dollar gold price achieved increased from
US$1,496 per ounce in the June quarter to US$1,702 per ounce in the September quarter. The average Rand/US dollar exchange rate of R7.05 was 4 per cent weaker than the June quarter average of
R6.78, while the average Australian dollar exchange rate was similar when compared with the US dollar at A$1.00 = US$1.06. The
resultant rand gold price increased by 18 per cent from R326,206 per kilogram to R385,684 per kilogram and the Australian dollar gold price increased by 15 per cent from A$1,420 per ounce to A$1,638 per ounce.

Revenue increased by 15 per cent from R9,581 million (US$1,411 million) in the June quarter to R11,060 million (US$1,570 million) in the September quarter.
Operating costs
Net operating costs increased by 5 per cent from R5,124 million
(US$755 million) in the June quarter to R5,404 million (US$766 million) in the September quarter. Total cash cost increased from
R177,934 per kilogram (US$816 per ounce) to R192,997 per
kilogram (US$851 per ounce), an increase of 8 per cent in rand terms and 4 per cent in dollar terms. The increase in the total cash cost was due to an increase in the royalties due to the higher gold price, the annual wage increase in South Africa effective from 1 July 2011 and higher electricity winter tariffs in South Africa. Refer to the total cash cost reconciliation on page 23 for more detail.

At the South Africa region, net operating costs increased by 2 per cent from R3,074 million (US$453 million) to R3,131 million (US$444 million). This increase was due to an extra month of significantly higher winter electricity tariffs (two months compared with one month in the previous quarter) and wage increases averaging 10 per cent of basic pay, effective from 1 July 2011. These cost increases were partly offset by ongoing savings from the Business Process Re-
engineering (BPR) initiatives and a decrease in costs over the period of industrial action due to the no-work no-pay rule. The net result of the lower production and increase in costs was an increase in total cash cost of 7 per cent from R220,261 per kilogram (US$1,010 per ounce) to R235,780 per kilogram (US$1,040 per ounce).

At the West Africa region, net operating costs increased from
US$122 million (R825 million) to US$132 million (R931 million) due to a lower gold-in-process credit in the September quarter, together with increased power and fuel costs. Total cash cost at the West African operations increased from US$564 per ounce in the June quarter to
US$617 per ounce in the September quarter.

At Cerro Corona in South America, net operating costs increased from US$38 million (R258 million) to US$41 million (R289 million).
This was mainly due to an increase in the workers’ statutory participation in profits. Total cash cost increased from US$408 per ounce in the June quarter to US$494 per ounce in the September quarter due to the lower equivalent production and the increase in costs.

At the Australasia region, net operating costs increased from A$135 million (R967 million) to A$142 million (R1,053 million). This was mainly due to increased underground mining volumes and increased mill throughput at St Ives together with increased production from the
Songvang open pit at Agnew. Total cash cost for the region
decreased from A$858 per ounce (US$909 per ounce) to A$844 per ounce (US$891 per ounce) due to the 6 per cent increase in gold output.
Operating margin
The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was a 27 per cent increase in operating profit from R4,457 million (US$656 million) in the June quarter to R5,655 million (US$804 million) in the September quarter.

The Group operating margin at 51 per cent was 4 percentage points higher than the June quarter. The operating margin at the South
African operations increased from 33 per cent to 40 per cent. At the
West African operations the operating margin increased from 66 per cent to 67 per cent. At Cerro Corona in South America, the operating margin decreased from 73 per cent to 69 per cent and at the
Australian operations the operational margin increased from 40 per cent to 49 per cent.
Amortisation
Amortisation increased from R1,277 million (US$188 million) in the
June quarter to R1,377 million (US$195 million) in the September quarter mainly due to an increase at St Ives and to a lesser extent at
Damang. The increase at St Ives was due to an increase in
underground volumes mined, mainly at Athena, replacing open pit ounces which carried a lower amortisation rate.
Other
Net interest paid increased from R32 million (US$5 million) in the
June quarter to R69 million (US$10 million) in the September quarter.
This increase was mainly due to interest paid for a full quarter on loans to fund the purchase of the non-controlling interest in Peru and
Ghana. In the September quarter interest paid of R120 million
(US$17 million) was partly offset by interest received of R39 million
(US$6 million) and interest capitalised of R12 million (US$1 million).
This compares with interest paid of R88 million (US$13 million), partly offset by interest received of R39 million (US$6 million) and interest capitalised of R17 million (US$2 million) in the June quarter.

The share of profit of associates after taxation of R5 million (US$1 million) in the September quarter compared with R1 million (US$nil million) in the June quarter. These profits related mainly to the
Group’s interest in Rand Refinery.

The gain on foreign exchange of R72 million (US$10 million) in the
September quarter compares with a loss of R19 million (US$3
million) in the June quarter. These gains and losses relate to the conversion of offshore cash holdings into their functional currencies, together with a gain of R48 million (US$7 million) on inter-company loans in the September quarter.

The loss on financial instruments was R0.3 million (US$nil million) in the September quarter, compared with a gain of R25 million (US$4 million) in the June quarter. The gain in the June quarter mainly related to the receipt of 15 million shares in Timpetra Resources, in exchange for Central Victoria tenements, an Australian exploration project.

Share-based payments of R122 million (US$17 million) were similar to the June quarter.

Other costs decreased from R85 million (US$13 million) in the June quarter to R74 million (US$11 million) in the September quarter.

3 I GOLD FIELDS RESULTS
Exploration
Exploration expenditure decreased from R214 million (US$31 million)
in the June quarter to R189 million (US$27 million) in the September quarter mainly due to project timing. Refer to the exploration and corporate development section of this report for more detail on exploration activities.

Feasibility and evaluation costs
Feasibility and evaluation costs increased from R17 million (US$3 million) in the June quarter to R48 million (US$7 million) in the
September quarter mainly due to timing of expenditure at the Far
Southeast (FSE) project in the Philippines.

Non-recurring items
The non-recurring items of R167 million (US$24 million) in the
September quarter and the R101 million (US$15 million) in the June quarter were mainly due to voluntary separation packages, business process re-engineering and restructuring costs at all our operations.

Royalties
Government royalties increased from R236 million (US$35 million) in the June quarter to R305 million (US$43 million) in the September quarter. The higher royalty in the September quarter was mainly due to the increased revenue on which royalties are calculated.

Taxation
Taxation for the September quarter amounted to R1,223 million
(US$174 million) compared with R866 million (US$128 million) in the
June quarter, which is in line with the higher taxable income. Normal taxation increased from R521 million (US$77 million) in the June quarter to R841 million (US$120 million). Deferred taxation increased from R346 million (US$51 million) in the June quarter to R382 million
(US$54 million) in the September quarter.
Earnings
Net earnings attributable to owners of the parent amounted to R2,055 million (US$293 million) or 284 SA cents per share (US$0.40 per share) in the September quarter, compared with earnings of R1,267 million (US$186 million) or 175 SA cents per share (US$0.26 per share) in the June quarter.

Headline earnings i.e. earnings excluding the after tax effect of asset sales, impairments and the sale of investments, amounted to R2,054 million (US$293 million) or 284 SA cents per share (US$0.40 per share), compared with earnings of R1,270 million (US$187 million) or
176 SA cents per share (US$0.26 per share) in the June quarter.

Earnings excluding non-recurring items as well as gains and losses on foreign exchange, financial instruments and gains or losses of associates after royalties and taxation amounted to R2,111 million
(US$301 million) or 291 SA cents per share (US$0.42 per share), compared with earnings of R1,326 million (US$195 million) or 184 SA cents per share (US$0.27 per share) reported in the June quarter.
Cash flow
Cash inflow from operating activities for the quarter amounted to
R5,057 million (US$717 million), compared with R2,954 million
(US$436 million) in the June quarter mainly as a result of the higher earnings and timing of royalty and taxation payments.

In the September quarter dividends of R724 million (US$102 million)
were paid to owners of the parent and R147 million (US$21 million)
paid to non-controlling interest holders at Tarkwa, Damang and Cerro
Corona. In the June quarter dividends of R7 million (US$1 million)
were paid to non-controlling interest holders at Cerro Corona.

Capital expenditure increased from R2,285 million (US$336 million)
in the June quarter to R2,607 million (US$370 million) in the
September quarter.

At the South Africa region, capital expenditure increased from R1,169 million (US$172 million) in the June quarter to R1,266 million
(US$180 million) in the September quarter mainly due to an increase in ore reserve development (ORD) and infrastructure upgrades.
Capital expenditure at South Deep amounted to R492 million (US$70 million) in the September quarter compared with R472 million (US$69 million) in the June quarter, with the majority of the expenditure on development and equipping the mine to achieve its build-up plan.
Expenditure on ORD at KDC increased from R436 million to R454 million and at Beatrix increased from R101 million to R103 million quarter on quarter.

At the West Africa region, capital expenditure increased from US$69 million to US$73 million due to additional pre-stripping and increased expenditure on mining fleet at Damang. This was partly offset by the lower expenditure on mining fleet at Tarkwa, with the requirements for 2011 now complete.

In South America, at Cerro Corona, capital expenditure was similar to the June quarter at US$17 million.

At the Australasia region, capital expenditure increased from A$56 million to A$73 million. St Ives increased from A$39 million to A$52 million, with the majority of the increased expenditure resulting from the pre-strip at the Formidable pit, Mars/Minotaur link and Diana open pit. At Agnew, capital expenditure increased from A$17 million to
A$20 million, with the increased expenditure on a new ventilation system at the Waroonga complex.

Investing activities included a second payment of R535 million
(US$66 million) for the FSE project. This is in line with the terms of the option agreements to acquire a 60 per cent interest in the undeveloped gold-copper deposit in the Philippines. The option agreements were entered into with Lepanto Consolidated Mining
Company (Lepanto), a company listed in the Philippines, and Liberty
Express Assets, a private holding company.

Net cash outflow from financing activities in the September quarter amounted to R1.4 billion (US$185 million) compared with a net cash inflow of R2.8 billion (US$404 million) in the June quarter. The net cash outflow in the September quarter was mainly due to the
repayment of an offshore facility of R1,389 million (US$180 million).

The net cash outflow for the September quarter of R406 million
(US$30 million) compared with an outflow of R2,288 million (US$347 million) in the June quarter. After accounting for a positive translation adjustment of R496 million (US$53 million negative) on offshore cash balances, the net cash inflow for the September quarter was R90 million (US$83 million negative). The cash balance at the end of
September was R4,435 million (US$548 million) compared with
R4,345 million (US$631 million) at the end of June.
Notional cash expenditure (NCE)
Notional cash expenditure is defined as operating costs (including general and administration) plus capital expenditure, which includes near-mine exploration and the Group’s share of capitalised feasibility costs, and is reported on a per kilogram and per ounce basis – refer to the detailed table on page 24 of this report.

NCE reflects the free cash flow available to pay taxation, interest, greenfields exploration, pre-feasibility projects and dividends.

The NCE margin is defined as the difference between revenue per ounce and NCE per ounce expressed as a percentage.

The Group NCE for the September quarter amounted to R274,615 per kilogram (US$1,212 per ounce) compared with R256,692 per kilogram (US$1,178 per ounce) in the June quarter. The NCE margin for the Group increased from 21 per cent to 29 per cent, driven by the higher gold price and sound cost control.

At the South Africa region, NCE per kilogram increased from
R305,501 per kilogram (US$1,401 per ounce) to R330,023 per
kilogram (US$1,456 per ounce). The NCE margin of 16 per cent in the September quarter compares with 7 per cent in the June quarter.
The higher margin was due to the higher gold price, partially offset by the increase in operating costs and higher capital expenditure. NCE excluding the funding of South Deep increased from R280,986 per kilogram (US$1,289 per ounce) in the June quarter to R296,343 per kilogram (US$1,307 per ounce) in the September quarter. The NCE margin excluding South Deep was 24 per cent in the September quarter compared with 15 per cent in the June quarter.

GOLD FIELDS RESULTS I 4
At the West Africa region, NCE per ounce increased from US$885 per ounce to US$924 per ounce, while the NCE margin, driven by the higher gold price, increased from 41 per cent to 46 per cent.

At the South America region, NCE per ounce increased from US$526 per ounce in the June quarter to US$615 per ounce in the September quarter due to the increased operating costs together with the decrease in production. Despite decreasing from 62 per cent to 58 per cent the NCE margin at Cerro Corona remains the highest in the
Group.

At the Australasia region, NCE per ounce increased from A$1,195 per ounce (US$1,265 per ounce) in the June quarter to A$1,238 per ounce (US$1,307 per ounce) in the September quarter due to
increased operating costs and increased capital expenditure. The
NCE margin, however, increased from 16 per cent in the June
quarter to 24 per cent in the September quarter due to the higher gold price.
Balance sheet
The cash balance decreased from R5,464 million (US$810 million) at the end of the December quarter to R4,435 million (US$548 million)
at the end of September. This decrease was mainly due to partly funding the buy-out of a portion of the non-controlling interest holders in Gold Fields La Cima in Peru and IamGold’s 18.9 per cent indirect holding in Tarkwa and Damang in Ghana.

Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) increased from R3,974 million (US$589 million) in the December quarter to R11,096 million (US$1,370 million) by the end of September. This increase in borrowings was largely to fund the buy-out of a portion of the non-controlling interest holders in Gold Fields La Cima and Ghana during the year which amounted to approximately R7.1 billion (US$1,049 million), capital expenditure of R7.0 billion (US$1,003 million), dividend payments of
R1.4 billion (US$206 million) and R0.5 billion (US$66 million) on the second instalment of the FSE project option, together with exchange rate movements of R1.8 billion. These payments were partly offset by cash generated from operating activities of R10.8 billion (US$1,550 million).

Operational review
Cost and revenue optimisation initiatives through
Business Process Re-engineering (BPR)
BPR commenced during the second half of calendar 2010 and is an ongoing business initiative. BPR involves a review of the mines’
operational production processes and associated cost structures from the stope to the mill. The objective is to introduce a new business blueprint, together with an appropriate organisational structure, which supports sustainable gold output at an NCE margin of 20 per cent in the short to medium term and 25 per cent in the long-term.
South Africa region
The BPR underpins the suite of M projects which were established during financial 2008. The BPR will effectively replace the M suite of projects by the end of financial 2011.
BPR – Stoping full potential (Project 1M)
Project 1M is a productivity initiative with the aim of improving quality mining volumes by increasing the face advance by between 5 and 10 per cent per annum. The BPR Stoping full potential project has effectively replaced project 1M at KDC. It aims to enable the delivery of full potential at every workface by introducing standardised reporting and practices, implementing effective production
management and control systems to enable teams to manage the business more effectively. In effect, addressing advance per blast to drive quality-volume and removing key constraints which affect productivity on a shaft by shaft basis, including effective face times, logistics in-flow and out-flow models and mining cycles.

A programme management office was established to steer the
project, monitor progress and develop solutions. The programme consists of 10 key initiatives:
·   Safety. Develop new processes and systems to monitor and
manage safe production, as well as interventions focused on
changing people behaviour.
·   Target area process. Focus on creating increased visibility of the workplace, with improved actions to enable a quality blast.
·   Advance per blast. Focus on behaviour, practices and training to improve quality rock breakage.
·   Front-line labour management. Ensure daily labour availability with the right skills mix.
·   Monthly planning. Enhance current protocol by way of improved reports and standardisation across the operations.
·   Panel/face-length availability. Redesign reports, create improved visibility and actions to improve the face-length availability.
·   Art of cleaning. Focus on training the front-line workers and first-
line supervision to effectively clean a blasted panel.
·   Cost management. Adherence to labour standards and norms as well as the effective use of utilities.
·   Leadership training. Enhance skills.
·   Communication and change. Drive key messages both up and
       down the organisation, focus on the key objectives and targets of the business.
The programme is on track, and crew performance has been
stabilised.
BPR – Developing full potential (Project 2M)
The BPR full potential development project will be fully implemented by year end and replaces project 2M, which is a technology initiative aimed at mechanising all flat-end development (i.e. development on the horizontal plane) at the long-life shafts of KDC and Beatrix.
South Deep is already a fully mechanised mine. The aim of the project is to improve safety and productivity, reduce development costs and increase ore reserve flexibility through higher monthly development advance rates.

Ninety one per cent of flat-end development metres advanced at long-life shafts were achieved by mechanised means.
NCE full potential (Project 3M)
The BPR NCE full potential project focuses on all categories of expenditure and replaces project 3M. BPR aims to mitigate as much of the anticipated mining inflation increases as possible. Savings since this initiative started in mid-2010 amount to R353 million, of which R59 million was achieved in the September quarter.

The second phase of the project is currently being incorporated into the 2012 operational plans, targeting cost reductions of between
R500 million (US$62 million) and R1.0 billion (US$123 million) for the
South Africa mines.

These cost saving initiatives will be achieved through various programmes which include productivity improvement initiatives, continued optimisation of staff structures and complements, a reduction in non-specialised contractors, enhanced supply chain management and power consumption reduction initiatives.

Project 4M
Project 4M focuses on the Mine Health and Safety Council (MHSC)
milestones agreed at a tripartite health and safety summit on 15 June
2003, comprising representatives from Government, organised labour and mining companies. The focus is on achieving set occupational health and safety targets and milestones over a 10-year period. The commitment was driven by the need to achieve greater
improvements in occupational health and safety in the mining industry.

One of the milestone targets is that no machine or piece of
equipment may generate a sound pressure level in excess of 110dB
(A) after December 2013. In order to achieve this target the company is focusing on reducing the noise at source.

The number of measurements expressed as a percentage of noise measurements of machinery and equipment emitting noise in excess of 110dB (A) is currently 0.8 per cent. Most of the sound pressures exceeding 110dB (A) is where two or more rockdrill machines are

5 I GOLD FIELDS RESULTS
drilling in a panel simultaneously. Silencing of equipment is ongoing and each intervention is project managed.

In order to reduce dust exposure targets the company continuously refines interventions, which include:
·   Building health rooms at each of the mines training centres to assist with the coaching of employees on potential exposures and wearing of protective instruments.
·   The use of foggers to trap dust particles liberated from tipping points. The foggers are placed in intake airways to prevent dust from entering the main air stream.
·   Footwall treatment to bind dust onto the footwall and prevent it from being released into the intake airways; and
·   The analysis of individual filters to assist in determining exposure.
West Africa region
Tarkwa
Continued consolidation of several productivity, cost saving and efficiency initiatives, has resulted in cost savings of US$14 million for the year to date of which US$4 million was achieved this quarter.

As identified in the previous quarter, North heap leach recovery and mining volumes were the focus areas in the September quarter. The removal of bottlenecks at the North heap leach has resulted in a 10 per cent improvement in gold output from heap leaching since the
March quarter. This was mainly due to the installation of three new large tertiary crushers which were commissioned during May. Insofar as mining operations are concerned dump truck efficiency has improved, resulting in a 6 per cent improvement in utilisation. This increased utilisation did not result in an increase in mining volumes as truck availability was hampered by the excessive rainfall during the quarter.

Focus for the December quarter will be directed towards mining performance, with the aim of realising additional mined tonnes.
Utilisation improvements will be maintained with increased focus on productivity and equipment availability of the load and haul fleet.

Damang
Focus during the quarter was on maximising the benefits realised on the conversion from contractor to owner operation and owner
maintenance. To date, benefits of US$18 million have been achieved, of which US$7 million was realised in the September quarter.
Phase 2 of the BPR continued during the September quarter, with the focus on mining and processing efficiencies. To date, satisfactory improvements in the use of mining equipment availabilities have been recorded.

In the December quarter we will continue to focus on mining and processing efficiencies. Additional opportunities to be pursued will include improving the mine call factor through the introduction of the blast movement monitoring system, and the introduction of an additional mining shift to maximise the use of the mining fleet.
Australasia region
St Ives
At the end of July, St Ives transitioned from an underground mining contractor to owner operator for production at the Argo and Cave
Rocks mines. This has allowed for an elimination of contractor margins and for greater control of mining activities. Savings of over
A$1 million per month have been realised in the first two months, with significant opportunities for further improvements identified.
Development remains with the contractor and an improved
performance has resulted from this sole focus.

The heap leach operation has had a step change in throughput levels. This was achieved through the installation and commissioning of a diverter gate to automatically discharge all magnetic material which previously stopped production until a manual inspection and restart occurred. The diverter gate transfers any detected material to a bunded area, allowing the flow of ore to continue. Commissioned late in the September quarter, the benefits will only be fully realised from the December quarter.

The Lefroy mill also realised increases in ore production volumes through improved coarse ore stockpile management during planned shutdowns of the primary crusher. Previously throughput dropped by approximately 10 per cent during fortnightly preventative
maintenance shutdowns due to excessive coarse ore feed during these events. The manual loading of fine material to restore optimum blends during these periods has resulted in a 55 per cent reduction of this lost throughput.

During the December quarter focus will be on completing a
centralised data room at Lefroy and the transition to remote bogging from surface at Athena, which is expected to realise additional ore loading capacity.
Agnew
During the September quarter, BPR focused primarily on the
underground operations. Emphasis was placed on the delivery of key projects, optimisation of the mine planning process, refinement of operational data collection and reporting systems. Short-term interval control remains a key focus area. This ensures supervisors closely monitor production rates during each shift, quickly reacting to any element of the process which could negatively impact production.
Specific focus has been on trucking efficiency.

The key production metrics are tracked and displayed at the
Waroonga information centre to ensure all members of the production team are aware of the operational performance on a day to day basis. The focus and involvement of the entire production team has assisted in delivering more than 50,000 ounces during the September quarter.

Additional BPR initiatives will be introduced in 2012 to maintain the momentum that has been built in 2011. Performance monitoring and improvement initiatives together with training and deployment to the entire underground production team are part of maintaining the drive into 2012.

South Africa region
KDC
September
2011
June
2011
Gold produced - 000’oz
279.2
272.5
- kg
8,684
8,475
Yield  - underground
- g/t
6.2
6.0
- combined - g/t
3.1
3.2
Total cash cost - R/kg
227,395
225,133
                                            - US$/oz
1,003
1,033
Notional cash expenditure - R/kg
295,164
290,289
                                            - US$/oz
1,302
1,332
NCE margin - %
24
11

Gold production increased from 272,500 ounces (8,475 kilograms) in the June quarter to 279,200 ounces (8,684 kilograms) in the
September quarter. This increase was achieved despite the lost production due to the wage-related industrial action, safety stoppages and interventions following seismic-related events.

Underground tonnes milled decreased from 1.27 million tonnes in the
June quarter to 1.22 million tonnes in the September quarter, offset by an increase in yield from 6.0 grams per tonne to 6.2 grams per tonne. This increase was largely due to higher grades encountered on the western section of the mine as well as an improved recovery.
Surface tonnes milled increased from 1.38 million tonnes to 1.58 million tonnes and the surface yield increased from 0.6 grams per tonne to 0.7 grams per tonne.

Main development decreased by 11 per cent from 11,740 metres to
10,460 metres, while on-reef development decreased from 2,040 metres to 1,475 metres. This decrease was due to the industrial action and the safety-related stoppages. The average development value increased from 1,991 centimetre grams per tonne to 2,150 centimetre grams per tonne.

Operating costs increased from R1,915 million (US$282 million) to
R1,952 million (US$277 million). This increase was mainly due to one

GOLD FIELDS RESULTS I 6
month of higher winter tariffs in the June quarter compared with two high winter tariff months in the September quarter, annual salary increases and higher surface-ore transport costs. Total cash cost for the quarter increased from R225,133 per kilogram (US$1,033 per ounce) in the June quarter to R227,395 per kilogram (US$1,003 per ounce) in the September quarter.

Operating profit increased from R862 million (US$127 million) in the
June quarter to R1,432 million (US$204 million) in the September quarter.

Capital expenditure increased from R545 million (US$80 million) to
R611 million (US$87 million) mainly due to timing of expenditure on various projects and an increase in ore reserve development.

Notional cash expenditure increased from R290,289 per kilogram
(US$1,332 per ounce) in the June quarter to R295,164 per kilogram
(US$1,302 per ounce) in the September quarter as a result of the higher capital expenditure. The NCE margin increased from 11 per cent to 24 per cent.

Beatrix
September
2011
June
2011
Gold produced - 000’oz
84.7
98.0
                                             - kg
2,636
3,048
Yield - underground
- g/t
4.6
4.5
        - combined
- g/t
2.9
2.8
Total cash cost - R/kg
236,002
203,871
                                             - US$/oz
1,041
935
Notional cash expenditure - R/kg
300,228
255,118
                       - US$/oz
1,325
1,170
NCE margin - %
25
23

Gold production decreased from 98,000 ounces (3,048 kilograms) in the June quarter to 84,700 ounces (2,636 kilograms) in the
September quarter due to safety-related stoppages and the wage-
related industrial action.

Underground tonnes milled decreased from 648,000 tonnes to
547,000 tonnes. The underground yield improved slightly from 4.5 grams per tonne to 4.6 grams per tonne. Surface tonnes milled decreased from 422,000 tonnes to 352,000 tonnes. Surface yield remained steady quarter-on-quarter at 0.3 grams per tonne.

Main development decreased from 6,682 metres in the June quarter to 5,442 metres in the September quarter. The on-reef development decreased from 1,673 metres to 1,182 metres due to the industrial action and the five day stoppage after the fatal accident caused by drilling into a misfire. The average main development value
decreased from 1,325 centimetre grams per tonne in the June
quarter to 1,109 centimetre grams per tonne in the September quarter and reflects the value variability of the zones currently being developed.

Operating costs were steady at R625 million (US$92 million) in the
June quarter compared with R628 million (US$89 million) in the
September quarter. Good cost control enabled annual wage
increases and winter power tariffs to be absorbed. Total cash cost increased from R203,871 per kilogram (US$935 per ounce) to
R236,002 per kilogram (US$1,041 per ounce) due to the lower
production.

Operating profit increased from R385 million (US$56 million) in the
June quarter to R427 million (US$61 million) in the September quarter.

Capital expenditure increased from R152 million (US$23 million) to
R163 million (US$23 million) with the majority spent on infrastructure upgrades and ore reserve development.

Notional cash expenditure increased from R255,118 per kilogram
(US$1,170 per ounce) in the June quarter to R300,228 per kilogram
(US$1,325 per ounce) in the September quarter due to the
decreased production. The NCE margin increased from 23 per cent to 25 per cent.
South Deep project
September
2011
June
2011
Gold produced - 000’oz
64.4
76.1
- kg
2,003
2,366
Yield  - underground
- g/t
5.0
5.3
- combined - g/t
3.2
3.4
Total cash cost - R/kg
271,842
223,922
- US$/oz
1,199
1,027
Notional cash expenditure - R/kg
520,369
424,894
- US$/oz
2,296
1,949
NCE margin - %
(32)
(29)

The South Deep capital infrastructure programme continues to meet its key delivery dates to support the build-up to full production of
750,000 ounces. The new tailings storage facility achieved first deposition in April this year and has now been commissioned. The ventilation shaft deepening project remains on track for
commissioning in the September 2012 quarter and the additional rock hoisting will build to a nameplate capacity of 195,000 tonnes per month. This, together with the existing Main shaft capacity of
175,000 tonnes per month, will deliver the full production to the mill.
The gold plant expansion from 220,000 tonnes to 330,000 tonnes per month is under construction, with commissioning planned in the
September 2012 quarter. The capital development has achieved 105 per cent of planned metres year to date and capital expenditure is on track.

Gold production decreased from 76,100 ounces (2,366 kilograms) in the June quarter to 64,400 ounces (2,003 kilograms) in the
September quarter mainly due to the wage-related industrial action.

Underground reef ore processed during the quarter decreased by 6 per cent from 419,000 tonnes to 392,000 tonnes, largely due to the wage-related industrial action as mentioned above.

Total tonnes milled, which included 108,000 tonnes from surface sources and 123,000 tonnes of off-reef development, decreased from
690,000 tonnes in the June quarter to 623,000 tonnes in the
September quarter. The on-reef yield decreased from 5.3 grams per tonne to 5.0 grams per tonne mainly due to changes in mining mix.

Development decreased from 3,063 metres in the June quarter to
2,938 metres in the September quarter. The new mine capital
development in phase 1, sub 95 level, decreased from 1,173 metres to 1,160 metres. Development in the current mine areas above 95 level decreased from 1,709 metres to 1,484 metres. Vertical
development increased from 181 metres to 294 metres. De-stress mining increased by 23 per cent from 5,554 square metres in the
June quarter to 6,815 square metres in the September quarter.

Operating costs increased from R533 million (US$79 million) in the
June quarter to R550 million (US$78 million) in the September quarter. The increase was mainly due to increased electricity costs, with two winter tariff months in the quarter, and an increase in stores cost for maintenance of mechanised equipment. Total cash cost increased from R223,922 per kilogram (US$1,027 per ounce) to
R271,842 per kilogram (US$1,199 per ounce) in the September
quarter.

Operating profit decreased by 2 per cent from R245 million (US$36 million) in the June quarter to R240 million (US$34 million) in the
September quarter due to the 15 per cent lower gold production, partly offset by the higher gold price received.

Capital expenditure increased from R472 million (US$69 million) in the June quarter to R492 million (US$70 million) in the September quarter, in line with the project plan. The majority of this capital expenditure was on development, the ventilation shaft deepening and

7 I GOLD FIELDS RESULTS
infrastructure, the metallurgical plant extension, trackless equipment, as well as the full plant tailings backfill and new tailings dam facility.

Notional cash expenditure increased from R424,894 per kilogram
(US$1,949 per ounce) in the June quarter to R520,369 per kilogram
(US$2,296 per ounce) in the September quarter as a result of the lower gold production together with increased costs and capital expenditure.

West Africa region
Ghana

Tarkwa
September
2011
June
2011
Gold produced - 000’oz
180.0
180.8
Yield  - heap leach
- g/t
0.6
0.5
- CIL plant - g/t
1.4
1.4
- combined - g/t
1.0
1.0
Total cash cost - US$/oz
606
534
Notional cash expenditure - US$/oz
869
889
NCE margin - %
49
41

Gold production was steady quarter on quarter at 180,000 ounces.

Total tonnes mined, including capital stripping, was similar to the
June quarter at 28.8 million tonnes in the September quarter, despite production being affected by excessive rainfall during the quarter.
Ore mined at 5.2 million tonnes was similar to the June quarter.
Mined grade at 1.24 grams per tonne was marginally higher than the
1.23 grams per tonne achieved during the June quarter.

The total feed to the CIL plant decreased from 2.92 million tonnes in the June quarter to 2.84 million tonnes in the September quarter due to a harder blend of ore processed. Yield was similar at 1.4 grams per tonne. The CIL plant produced 131,000 ounces for the
September quarter compared with the 129,400 ounces in the June quarter.

Total feed to the North and South heap leach pads decreased from
2.97 million tonnes to 2.76 million tonnes at a similar yield. The high pressure grinding roller (HPGR) at the South heap leach processed
0.81 million tonnes, similar to the performance achieved during the previous quarter. Feed to the North heap leach reduced from 2.15 million tonnes to 1.95 million tonnes due to mechanical failure of the primary crusher, which as a result was non-operational for seven days. The heap leach process produced 49,000 ounces, compared with 51,400 ounces in the June quarter. The decrease was
attributable to the decreased tonnage stacked on both facilities.

Net operating costs increased from US$88 million (R596 million) in the June quarter to US$102 million (R717 million) in the September quarter. This increase was mainly due to a lower gold-in-process credit of US$8 million (R55 million) in the September quarter compared with a credit of US$21 million (R140 million) in the June quarter. Total cash cost increased from US$534 per ounce in the
June quarter to US$606 per ounce in the September quarter, mainly as a result of the lower gold-in-process credit and a higher royalty payment due to the higher gold price received.

Operating profit increased from US$185 million (R1,257 million) to
US$206 million (R1,455 million).

Capital expenditure decreased from US$52 million (R354 million) in the June quarter to US$47 million (R332 million) in the September quarter, with the tailings dam expansion and pre-stripping being the major expenditure items. The decreased expenditure this quarter was due to the completion in the previous quarter of the acquisition of additional mining fleet required for the year.

Notional cash expenditure decreased from US$889 per ounce to
US$869 per ounce due to the decrease in capital expenditure. The
NCE margin increased from 41 per cent to 49 per cent.
Damang
September
2011
June
2011
Gold produced - 000’oz
54.3
56.3
Yield                                   -
g/t
1.4
1.4
Total cash cost - US$/oz
651
660
Notional cash expenditure - US$/oz
1,107
876
NCE margin - %
35
42

Gold production decreased from 56,300 ounces in the June quarter to 54,300 ounces in the September quarter mainly due to power interruptions from the state utility infrastructure (ECG). Initiatives are in place, due to the continual instability of the power supply, to generate an on-mine power supply, as well as to reduce reliance on the ECG by tying into the national grid.

Total tonnes mined, including capital stripping, increased from 5.7 million tonnes in the June quarter to 6.7 million tonnes in the
September quarter. This increase is in line with the strategy to expose long-term ore reserves and to increase the delivery of fresh ore to the mill. Ore mined at 1.2 million tonnes was similar to the previous quarter.

Tonnes processed decreased marginally from 1.27 million tonnes in the June quarter to 1.23 million tonnes in the September quarter as a result of the power interruptions highlighted above.

Net operating costs decreased from US$34 million (R229 million) in the June quarter to US$30 million (R214 million) in the September quarter due to an increased gold-in-process credit. Total cash cost decreased from US$660 per ounce to US$651 per ounce.
Operating profit increased from US$51 million (R348 million) in the
June quarter to US$63 million (R442 million) in the September quarter as a result of the higher gold price received and lower operating cost.

Capital expenditure increased from US$17 million (R113 million) in the June quarter to US$26 million (R185 million) in the September quarter, with pre-stripping, mining fleet acquisitions and US$6 million spent on the Greater Damang pre-feasibility study being the major items.
Notional cash expenditure increased from US$876 per ounce in the
June quarter to US$1,107 per ounce in the September quarter as a result of the increased capital expenditure. The NCE margin
decreased from 42 per cent to 35 per cent.

South America region
Peru
Cerro Corona
September
2011
June
2011
Gold produced - 000’oz
41.9
41.1
Copper produced - tonnes
9,599
9,814
Total equivalent gold produced     - 000’ eq oz
93.9
101.0
Total equivalent gold sold - 000’ eq oz
90.5
101.5
Yield  - gold - g/t
0.8
0.8
- copper - %
0.60
0.60
- combined - g/t
1.7
1.8
Total cash cost - US$/eq oz
494
408
Notional cash expenditure - US$/eq oz
615
526
NCE margin - %
58
62
Gold price * - US$/oz
1,693
1,499
Copper price * - US$/t
9,137
9,176
*  Average daily spot price for the period used to calculate total equivalent gold ounces produced.

GOLD FIELDS RESULTS I 8
Gold produced increased from 41,100 ounces in the June quarter to
41,900 ounces in the September quarter, while copper production decreased from 9,814 tonnes to 9,599 tonnes. These changes were mainly due to variances in head grade delivered to the plant.
Equivalent production decreased from 101,000 ounces to 93,900 ounces due to the lower copper price relative to the gold price in the
September quarter.

Concentrate with a payable content of 41,500 ounces of gold was sold at an average price of US$1,728 per ounce and 9,625 tonnes of copper at an average price of US$8,164 per tonne, net of treatment and refining charges. Total equivalent gold sales amounted to 90,500 ounces for the September quarter.

During the September quarter a total of 2.94 million tonnes were mined compared with 3.48 million tonnes in the June quarter. This decrease was as a result of the mine sequencing schedule. Ore mined at 1.66 million tonnes was 3 per cent lower than the 1.71 million tonnes mined in the June quarter. Gold and copper yield was similar to the previous quarter at 0.8 grams per ton and 0.60 per cent respectively.

Net operating costs increased from US$38 million (R258 million) in the June quarter to US$41 million (R289 million) in the September quarter, mainly due to an increase in the workers’ statutory participation in profits. The workers’ statutory participation in profits is calculated on taxable income which increased quarter on quarter despite a decrease in operating profit.

Total cash cost increased from US$408 per equivalent ounce in the
June quarter to US$494 per equivalent ounce for the September quarter. This increase was primarily due to the decrease in
equivalent ounces sold from 101,500 ounces in the June quarter to
90,500 ounces in the September quarter.

Operating profit decreased from US$104 million (R704 million) in the
June quarter to US$93 million (R656 million) in the September quarter, as a result of the increased costs and the lower copper spot price received during the quarter.

Capital expenditure for the September quarter amounted to US$17 million (R118 million), compared with US$16 million (R106 million) in the June quarter. The increased expenditure was mainly spent on increasing the capacity of the tailings facility.

Notional cash expenditure increased from US$526 per equivalent ounce in the June quarter to US$615 per equivalent ounce in the
September quarter. The NCE margin decreased from 62 per cent to
58 per cent.

Australasia region
Australia

St Ives

September
2011
June
2011
Gold produced - 000’oz
115.0
108.7
Yield - heap leach - g/t
0.6
0.5
- milling - g/t
2.7
2.7
- combined - g/t
2.1
2.0
Total cash cost - A$/oz
927
959
- US$/oz
978
1,015
Notional cash expenditure - A$/oz
1,328
1,295
- US$/oz
1,401
1,371
NCE margin - %
18
9

Gold production increased from 108,700 ounces in the June quarter to 115,000 ounces in the September quarter on the back of increased throughput at the Lefroy mill.

At the underground operations, ore mined increased from 401,600 tonnes at 4.5 grams per tonne in the June quarter to 427,000 tonnes at 4.9 grams per tonne in the September quarter. The increased tonnes were generated from the Athena mine which reached
commercial levels of production during the September quarter, as scheduled
. Improved grades were mainly from Argo, after some
lower grade areas were mined in the June quarter.

At the open pit operations total ore tonnes mined decreased from
1,038,000 tonnes at 1.7 grams per tonne in the June quarter to
992,000 tonnes at 1.5 grams per tonne in the September quarter.
The decrease in the September quarter was due to fleet moving from mining operations to pre-strip operations in line with the mine schedule. Ore was predominantly sourced from the lower grade
Leviathan pit during the quarter while pre-stripping progressed at the
Formidable, Mars/Minotaur link and Diana pits. These pits are scheduled to come into production in the December 2011 quarter.

Total tonnes processed was similar quarter on quarter at 1.68 million tonnes and 2.1 grams per tonne. At Lefroy, tonnes milled increased from 1.15 million tonnes to 1.24 million tonnes, at a similar head grade of 2.8 grams per tonne. Gold produced from Lefroy increased from 100,700 ounces to 106,600 ounces. At the heap leach facility gold production increased from 8,000 ounces to 8,400 ounces due to improved recoveries.

Net operating costs increased from A$103 million (R740 million) in the June quarter to A$106 million (R791 million) in the September quarter. The increase in costs was due to a greater drawdown of open pit stockpiles. Total cash cost decreased from A$959 per ounce
(US$1,015 per ounce) to A$927 per ounce (US$978 per ounce) as a result of the higher gold production.

Operating profit increased from A$51 million (R365 million) to A$81 million (R599 million) due to the increased production and the higher gold price.

Capital expenditure increased from A$39 million (R275 million) to
A$52 million (R384 million) with the majority of additional expenditure incurred in pre-stripping the Formidable, Mars/Minotaur link and
Diana pits.

Notional cash expenditure increased from A$1,295 per ounce
(US$1,371 per ounce) in the June quarter to A$1,328 per ounce
(US$1,401 per ounce) in the September quarter due to the increased capital expenditure. The NCE margin increased from 9 per cent to 18 per cent.
Agnew
September
2011
June
2011
Gold produced - 000’oz
53.7
50.4
Yield                                    -
g/t
6.4
6.8
Total cash cost - A$/oz
667
641
- US$/oz
704
679
Notional cash expenditure - A$/oz
1,047
979
- US$/oz
1,105
1,037
NCE margin
- %
37
31

Gold production increased from 50,400 ounces in the June quarter to
53,700 ounces in the September quarter.

Ore mined from underground decreased from 183,000 tonnes at a head grade of 8.8 grams per tonne in the June quarter to 148,000 tonnes at a head grade of 11.1 grams per tonne in the September quarter. Underground tonnes were negatively impacted by
rehabilitation work in the Rajah orebody and a delay in completing necessary infrastructure in the Main orebody. Both of these issues have since been overcome. Ore mined from the Songvang open pit increased from 90,000 tonnes to 135,000 tonnes at a consistent head grade of 1.7 grams per tonne. Gold production from Songvang
increased from 2,900 ounces to 9,600 ounces quarter on quarter.

Tonnes processed increased from 231,000 tonnes in the June
quarter to 262,000 tonnes in the September quarter, with a decrease in the combined yield from 6.8 grams per tonne to 6.4 grams per tonne, as the tonnes mined from underground were supplemented with lower grade surface material from the Songvang open pit.

9 I GOLD FIELDS RESULTS
Net operating costs increased from A$32 million (R227 million) in the
June quarter to A$35 million (R262 million) in the September quarter, mainly due to the increased ore production from the Songvang open pit during the quarter. Total cash cost per ounce increased from
A$641 per ounce (US$679 per ounce) to A$667 per ounce (US$704 per ounce) as more ounces were produced from the higher cost open pit source.

Operating profit increased from A$41 million (R291 million) in the
June quarter to A$55 million (R404 million) in the September quarter due to increased production and a higher gold price.

Capital expenditure increased from A$17 million (R124 million) in the
June quarter to A$20 million (R151 million) in the September quarter.
This included A$9 million spent on underground development and
A$4 million on a new ventilation system, incorporating a return air shaft and primary ventilation fans for the extension of Waroonga underground mine.

Notional cash expenditure increased from A$979 per ounce
(US$1,037 per ounce) in the June quarter to A$1,047 per ounce
(US$1,105 per ounce) in the September quarter due to increased capital expenditure. The NCE margin increased from 31 per cent to
37 per cent.

Quarter ended 30 September 2011 compared
with quarter ended 30 September 2010

Group attributable equivalent gold production decreased by 1 per cent from 908,000 ounces for the quarter ended September 2010 to
900,000 ounces for the quarter ended September 2011.

At the South African operations gold production decreased from
497,000 ounces to 428,300 ounces. The majority of this decrease was due to the wage-related industrial action during the quarter, safety-related stoppages and slightly lower yields. KDC’s gold production decreased from 323,400 ounces to 279,200 ounces.
Beatrix’s gold production decreased from 102,900 ounces to 84,700 ounces and South Deep’s gold production decreased from 70,700 ounces to 64,400 ounces.

At the West African operations, total managed gold production decreased from 242,000 ounces for the quarter ended September
2010 to 234,400 ounces for the quarter ended September 2011. At
Tarkwa, gold production decreased from 185,500 ounces to 180,000 ounces due to slightly lower grades fed to the CIL plant. At Damang, gold production decreased from 56,500 ounces to 54,300 ounces.

In South America, gold equivalent production at Cerro Corona decreased from 105,800 ounces in the September 2010 quarter to
93,900 ounces in the September 2011 quarter, due to anticipated lower gold and copper grades and a lower copper to gold price ratio.

At the Australasia operations gold production increased by 10 per cent from 153,200 ounces in the September 2010 quarter to 168,700 ounces in the September 2011 quarter. St Ives decreased from
117,900 ounces to 115,000 ounces due to lower underground and open pit grades. This decrease in gold output was despite an increase in mining volumes as a portion of the increased production was stockpiled at quarter end. Production at Agnew increased from
35,300 ounces to 53,700 ounces. An additional 9,600 ounces were produced from the Songvang open pit which commenced in the June quarter, with the balance from increased production at Kim, where poor ground conditions impacted production last year.

Revenue increased by 22 per cent from R9,053 million (US$1,230 million) to R11,060 million (US$1,570 million). The average gold price increased by 33 per cent from R289,329 per kilogram
(US$1,223 per ounce) in the quarter ended September 2010 to
R385,684 per kilogram (US$1,702 per ounce) in the September 2011 quarter. The Rand strengthened from US$1 = R7.36 to US$1 =
R7.05 or 4 per cent, while the Rand/Australian dollar weakened by 13 per cent from A$1 = R6.59 to A$1 = R7.44. The Australian dollar strengthened 18 per cent from 90 cents to 106 cents to the US dollar.
Net operating costs increased by 5 per cent from R5,132 million
(US$697 million) to R5,404 million (US$766 million). Total cash cost for the Group increased from R164,898 per kilogram (US$697 per ounce) to R192,997 per kilogram (US$851 per ounce) due to a
decrease in managed gold production and the increase in operating costs.

At the South African operations, operating costs increased by 2 per cent from R3,075 million (US$418 million) for the September 2010 quarter to R3,131 million (US$444 million) for the September 2011 quarter. This was due to annual wage increases and the 28 per cent electricity tariff increase, partly offset by cost saving initiatives at the operations. Total cash cost at the South African operations
increased from R195,627 per kilogram to R235,780 per kilogram as a result of the above factors and the decrease in production.

At the West African operations, net operating costs decreased from
US$143 million in the September 2010 quarter to US$132 million in the September 2011 quarter. At Tarkwa, net operating costs
decreased from US$108 million to US$102 million due to a gold-in-
process credit and the conversion to owner maintenance, partly offset by an increase in power and fuel costs. At Damang, net operating costs decreased from US$35 million to US$30 million. This decrease was due to a gold-in-process credit and cost savings as a result of the introduction of owner mining. Total cash cost for the region was similar year on year at US$617 per ounce.

At Cerro Corona in South America, net operating costs increased from US$39 million in the September 2010 quarter to US$41 million in the September 2011 quarter, in line with the increase in workers’
statutory participation in profit. Total cash cost increased from
US$354 per ounce for the September 2010 quarter to US$494 per ounce for the September 2011 quarter mainly due to the lower equivalent production and an increase in the workers’ statutory participation in profits.

At the Australasia operations, net operating costs increased from
A$109 million in the September 2010 quarter to A$142 million in the
September 2011 quarter. At St Ives, net operating costs increased from A$84 million to A$106 million mainly due to increased waste normalisation charges as a result of mining more ounces from the more expensive Leviathan pit and the gold-in-process credit at the end of September 2010.
At Agnew, net operating costs increased
from A$25 million to A$35 million due to the increase in production from mining the Songvang open pit, which became operational earlier this year. Total cash costs for the region increased from US$735 per ounce for the September 2010 quarter to US$844 per ounce for the
September 2011 quarter.

Operating profit increased from R3,921 million (US$533 million) to
R5,655 million (US$804 million).

Non-recurring costs amounted to R167 million (US$24 million)
compared with R138 million (US$19 million) in the September 2010 quarter and included voluntary separation packages and BPR costs at all the operations.

Government royalties increased from R218 million (US$30 million) in the September 2010 quarter to R305 million (US$43 million) in the
September 2011 quarter driven by the increase in revenue and an increase in the rate at Tarkwa and Damang, from 3 per cent to 5 per cent with effect from 1 April 2011.

Taxation increased from R632 million (US$86 million) in the
September 2010 quarter to R1,223 million (US$174 million) in the
September 2011 quarter in line with the higher taxable income.

Net earnings attributable to owners of the parent amounted to R2,055 million (US$293 million), compared with earnings of R701 million
(US$95 million) for the quarter ended September 2010.

Earnings excluding non-recurring items, gains and losses on foreign exchange, financial instruments and gains or losses of associates after taxation, amounted to R2,111 million (US$301 million) for the quarter ended September 2011, compared with R1,016 million
(US$138 million) for the quarter ended September 2010.

GOLD FIELDS RESULTS I 10
Growth

Gold Fields has a target of achieving five million ounces per annum, either in production or in development, by the end of 2015. To this end we are in the process of developing an extensive pipeline of projects which is discussed below.
Project development
Far Southeast (FSE)
During the quarter the second down-payment of US$66 million was made in terms of the option agreements to acquire a 60 per cent interest in the undeveloped gold-copper FSE deposit in the
Philippines. Refer to the Corporate section for more detail.

Exploration at the project continued with eight underground diamond drill rigs operating, drilling 10,745 metres during this quarter. The initial proof-of-concept drilling programme was completed and broadly confirms that the scale and grade of the deposit is consistent with initial expectations. The higher grade mineralised zone (1.5 to
2.5 grams per tonne gold equivalent) central to the porphyry body has been confirmed by the recent drilling. This programme also demonstrated that significant upside potential exists at depth and in most lateral directions. Ongoing drilling intends to scope the full scale of the FSE mineralised system as well as complete a sufficient number of in-fill holes to support the first resource model to be delivered in the second half of 2012.

Surface diamond drilling commenced during the quarter to provide detailed geotechnical data required for mine design studies. A comprehensive geotechnical data collection programme is also underway. Preliminary studies on hydrogeology and mine
geotechnical design parameters were completed during the quarter.
Chucapaca
At Chucapaca we announced an updated indicated and inferred
mineral resource of 7.6 million gold equivalent ounces for the
Canahuire deposit. This represents a 35 per cent increase over the initial resource of 5.6 million ounces declared in May 2010.

Mineralisation remains open to the west. Drilling for the feasibility study with geotechnical, civil and sterilisation drilling was completed in October 2011. Work on the project description for submission to the EIA and ongoing work on the feasibility study is progressing to plan. Metallurgical test work is almost complete and the process flow sheet will be finalised during the December 2011 quarter. The EIA submission and the feasibility study are scheduled for completion by mid-2012.
Arctic Platinum project (APP)
The Arctic Platinum project incorporates a pre-feasibility study on the
Suhanko project (mining and processing of the Konttijarvi and
Ahmavaara PGE-Cu-Ni deposits) and a preliminary assessment of the mineralisation potential in the Suhanko extension area. This extension includes known deposits at Little Suhanko (adjacent to the
Ahmavaara deposit), Vaaralampi, Tuumasuo and Suhanko North
which fall within the Suhanko II area, and is subject to the mining lease application.

Work is focused on a base case pre-feasibility study on mining and processing two PGE-Cu-Ni deposits (Konttijaarvi and Ahmavaara).
The proposed process route is to float a concentrate to feed into a
Platsol © high pressure oxidation process, followed by a
hydrometallurgical refinery to recover metals. Two 50 tonne pilot plant test programmes were completed during the quarter, largely confirming the bench-scale test work reported previously. The base case pre-feasibility study should be completed by early 2012.

An amendment to the existing environmental permit to include the proposed change to the process facility will be submitted in the
December 2011 quarter. Baseline work for the Suhanko II EIA for an extended mining lease application on an upside case is proceeding in parallel. The objective is to complete the EIA process by June 2012 and submit an environmental permit application for Suhanko II shortly thereafter.

Scout exploration drilling on the Suhanko II extended area was completed at the Tuumasuo and Vaaralampi deposits targeting
lateral and depth extensions. Eleven core holes for 3,492 metres were completed and significant intersections of sulphide
mineralisation encountered. These extensions will be in-fill drilled over the upcoming winter season.

Confirmation drilling on the Suhanko North prospect, located adjacent to Tuumasuo, was also completed with visual encouragement in four drillholes. Assays are pending but zones of sulphide mineralisation up to 89 metres thick were intersected down-dip from previous shallow drilling.

Extensional drilling at Little Suhanko commenced towards the end of the quarter to determine the potential size of this shallow deposit which is located 400 metres east of the Ahmavaara deposit. Eight holes were completed for 672 metres, and confirmed near surface extensions to the south and east of previous drilling. The drilling programme is expected to be completed in the December 2011
quarter.
Damang super-pit
The conceptual study of the super-pit identified an exploration target of between 3 to 4 million ounces based on a tonnage of 50 million to
80 million tonnes, at grades of 1.6 grams per tonne to 1.8 grams per tonne. Drilling has demonstrated continuity of mineralisation to depths of over 350 metres below the current pit floor and consistent in style with current mined ores. Evaluation of conceptual models, based on extrapolation of grade control data, demonstrates potential economic viability to depths of 400 metres below surface, capable of supporting a significant expansion and extension to the life of the mine.

The Phase 2 pre-feasibility drilling programme which commenced in
May 2011 is near completion. Over 37,000 metres of a planned
44,000 metre programme of RC and diamond core drilling has been completed, which will inform a resource model suitable for the on-
going study. A geological model will be constructed and declaration of an updated resource is expected by mid-2012.

Metallurgical, geotechnical, and environmental testwork is running in parallel with engineering and design activities. Work on permit applications has started.
Greenfields exploration
In addition to the four resource development projects mentioned above, the greenfields exploration portfolio also consists of two advanced drilling projects, six initial drilling projects and nine target definition projects in Peru, Chile, Ghana, Mali, Guinea, Canada,
Kyrgyzstan and Australia.
Africa
A scoping study was completed for the Yanfolila project in southern
Mali (Gold Fields 85 per cent) which indicates the project requires a minimum 1.5 million ounces resource base to meet internal
investment criteria. Exploration drilling recommenced in the
December quarter at the end of the high rainfall season. Drilling will focus on expanding the resource base, targeting the mineral potential already identified at six additional prospect areas within 25 kilometres of the central Komana camp. An additional 60,000 metres of scoping and in-fill RC and core drilling is planned. A further 30,000 metres of aircore drilling is also planned to delineate anomalies identified during geochemical surveys completed during the 2011 field season.

First pass diamond and RC drilling was completed on the Tinguélé
prospect at the Kangaré project (Gold Fields 90 per cent) in Mali.
Drill testing of an extensive geochemical anomaly intersected broad intervals of low level mineralisation in the three drill holes completed.
Follow-up drilling is planned for the approaching drill season.

At the Asheba project in Ghana (Gold Fields 90 per cent) assays were received from initial drilling completed in early 2011, which confirmed mineralisation in two prospect areas. Conceptual
modelling demonstrated sufficient mineral potential to justify further follow-up drilling which is scheduled for completion by June 2012. An auger drilling programme to explore below transported cover
commenced late in the quarter and aims to identify extensions to the known mineralised trends.

11 I GOLD FIELDS RESULTS
North America
In British Columbia, Canada, Gold Fields can earn up to a 70 per cent interest in the Woodjam project with joint venture partners
Fjordland Exploration Inc. (TSX.V:“FEX”) and Cariboo Rose
Resources (TSX.V:“CRB”). Resource in-fill drilling of the Southeast zone porphyry copper-gold-molybdenum target was completed during the quarter, and conceptual studies progressed. A total of 42 holes for 17,195 metres of core were completed, which will contribute to a maiden SAMREC compliant resource to be finalised by March 2012.
In-fill and reconnaissance drilling was also completed on the
Deerhorn, Megabuck and Tisdall Lake prospects respectively.

A first pass 7-hole, 2,448 metre diamond drilling programme was completed at the Toodoggone project in British Columbia, Canada where Gold Fields can earn up to 75 per cent in a joint venture with
Cascadero Copper Corporation (TSX.V:“CCD”). The drilling
programme tested the Mex copper-gold target and successfully intersected porphyry related copper-gold mineralisation.

A 5-hole, 1,706 metre diamond drilling programme was completed on the new Eldorado property, British Columbia, Canada. Four of the five holes intersected variable widths of quartz-carbonate brecciation with local sulphides within altered quartz diorite. Assay results are expected later this year.
South America
Diamond drilling commenced at the Pacosani Target, Moquegua
project, Peru and RC drilling commenced at the Ichocollo target in the
Tacna project, Peru.

Preparation is underway to commence diamond drilling at the Salares
Norte project in the Maricunga district of Chile in the December 2011 quarter, following-up on drilling completed earlier this year.
Australasia
Minimal drilling activity was completed in Australia due to seasonal rainfall and agricultural restrictions. Preparation for the approaching summer drill season is complete and more than 20,000 metres of drilling is planned on the East Lachlan gold-copper porphyry prospects.
Other regions
At the Talas project in Kyrgyzstan (Gold Fields 60 per cent in a joint venture with Orsu Metals Corp, AIM:OSU, TSX:OSU), minor field activities completed include initial low-level soil sampling on new target areas (MMI), and detailed ground magnetic surveys to aid future drill targeting.

Further activity remains on hold following an attack by about ten horsemen on the exploration camp as reported early in October. A criminal investigation is underway.
Project generation and near mine exploration
St Ives
Recent activity at St Ives focused on completing resource model updates for the combined deposits in the Neptune and Revenge areas which have historically produced in excess of 2 million ounces of gold. More than 25,000 metres of drilling was completed on this complex of deposits during 2011 and work on geological and
resource modelling is being completed.

Additional resource development drilling programmes totalling in excess of 25,000 metres were also completed at Greater Santa Ana,
Cave Rocks and the Leviathan area. Drilling has targeted potentially economic extensions to the established mining centres.

Early-stage target definition and initial drilling activities totalling
24,700 metres were completed on a number of high ranking
prospects across the St Ives tenement. Of significance is a series of high grade aircore intersections returned from the Incredible prospect. A drilling programme designed to extend the existing
1.5 kilometre long Incredible pit’s gold anomaly laterally to the west is underway.

Agnew
A programme of 14,500 metres of directional diamond core drilling to prove geological and grade continuity on three newly defined high-
grade shoots in the Main Lode-Kim corridor commenced in July 2011.
Initial indications confirm the presence of three steep-plunging high grade lode structures. Drilling will continue into the December quarter so that an initial inferred resource can be completed before committing to the next stage of drilling.

Positive optimisation of the Cinderella resource suggests a potentially economic open pit position. A 50-hole programme of RC drilling is planned to be completed in the December quarter in order to
evaluate the short range variability in the deposit and allow the construction of a final indicated resource.
Damang
Following almost twelve months of dedicated and intensive activity on the Damang super-pit, drilling returned to target the potential extension of the deposits in the Greater Amoanda area. Detailed geological studies completed during the quarter highlighted that significant extensional opportunity exists at both the Rex and
Amoanda deposits.

On the eastern flank of the Damang anticline, a reconnaissance drill programme of 31 holes (3,100 metres diamond core) is planned at the Bonsa forest hydrothermal prospect, targeting both structural hydrothermal mineralisation and potential conglomerate reef
positions.
Cerro Corona
All results from the phase 2 in-pit extensional drill programme have now been received and essentially confirm the gold and copper distribution to be consistent with the December 2010 model.
Localised higher grade zones are also evident, which have potential to provide short-term production grade increases over the life of mine.

Significantly, the phase 2 drilling also identified a number of intersections outside the planned pit designs, particularly at depth. A programme of deeper drilling is planned in 2012 to scope out the potential for resource expansion opportunities below and lateral to the current pit limits.

A 12-hole programme at Sylvita on the northern flank of the Cerro
Corona porphyry was completed and logged. Intervals of altered porphyry, along with skarn mineralisation containing visible copper and zinc sulphides were intersected. All assay results are pending.
Business development
Gold Fields entered into an option agreement with Bezant Resources
PLC (Bezant) to acquire the entire issued share capital of Asean
Copper Investments Limited which is incorporated in the British Virgin
Islands, a wholly owned subsidiary of Bezant. Asean holds Bezant’s entire interest in the Guinaoang porphyry copper-gold deposit (the
Mankayan project) located on Luzon Island in the Philippines.
Subject to approval from Bezant’s shareholders and the payment of an upfront non-refundable option fee of US$7 million, Gold Fields will be granted the option to acquire the entire issued share capital of
Asean for US$63 million. The option can be exercised from the date upon which it is granted until expiry on 31 January 2013. The
Mankayan project is located approximately 4 kilometres east of the
FSE deposit.

GOLD FIELDS RESULTS I 12
Corporate
Registration of Beatrix’s carbon project
Gold Fields is leading the mining industry in reducing climate change with its innovative carbon credit project at its Beatrix mine in Welkom, in the Free State. On 7 September 2011, this project reached a major milestone with its registration as a South African Clean
Development Mechanism (CDM) project at the United Nations
Framework Convention on Climate Change (UNFCCC).

The project not only reduces carbon emissions and significantly increases safety but will also generate an alternative source of clean energy. It is expected that the carbon emissions at the operation will be reduced from the 2010 base by 1.7 million tonnes of carbon dioxide (CO
2
) during the period 2011 to 2018. Methane gas is
captured at its source and piped to surface where it is either flared or used to generate electricity. This is the first time that this type of project has been implemented in South Africa.

Although gold mines are generally not viewed as big carbon emitters, the situation is different in South Africa because deep level mines are hot and energy intensive. This project is therefore an important contribution to the reduction of carbon emissions and was awarded the European Energy Risk Deal of the Year award in 2010.
Option agreement in the Philippines
In terms of the option agreements to acquire a 60 per cent interest in the undeveloped gold-copper Far Southeast (FSE) deposit in the
Philippines, the second down-payment of US$66 million was made on 21 September 2011. The option agreements were entered into with Lepanto Consolidated Mining Company (Lepanto), a company listed in the Philippines, and Liberty Express Assets, a private holding company.

The non-refundable down-payment of US$66 million to Liberty is the second in a series of three payments. The first payment of US$54 million was paid with the signing of the option agreement on 20
September 2010. To finalise the acquisition of the 60 per cent interest in FSE, a final payment of US$220 million will be required to be paid in the first half of 2012. The total pre-agreed acquisition price for a 60 per cent interest in FSE, inclusive of all of the above payments, is US$340 million.
Moody's changes Gold Fields Baa3 credit rating outlook
to positive from stable
According to Moody’s Investor Services (Moody’s) a change in outlook was mainly prompted by Gold Fields’ continued progress in terms of further diversifying its production and EBITDA
geographically and becoming less dependent on South Africa.
Combined with this view was the increased expectation that the company would also be able to maintain its conservative leverage of
Net Debt to EBITDA ratio below one and maintain a positive free cash flow generation, even in a much lower gold price environment.

Gold Fields has also maintained an investment grade credit rating of
BBB- (Stable outlook) from Standard & Poor’s Ratings Services
(S&P).
Changes to the executive
Peet van Schalkwyk has been appointed as Executive Vice President
(EVP) and Head of Operations for West Africa, replacing Peter
Turner who took up the position of EVP, South Africa region during
August.

Peet returns to Gold Fields after working as General Manager of
Alamos Gold Incorporated in Turkey for the past eighteen months.
Prior to this he was General Manager at both Tarkwa and Damang in
Ghana. Peet also worked in Mali as metallurgical manager for five years. His wealth of experience and knowledge of the operations and mineral deposits in the region will contribute to the success and growth of our footprint in West Africa.

Awards and achievements
Gold Fields was placed first among the top 300 companies operating in the BRICS (Brazil, Russia, India, China, South Africa) countries in the Environmental Tracking (ET) Carbon Rankings, which ranks companies in terms of their disclosure of greenhouse gas emissions.
Gold Fields was ranked third in the Global top 800 companies table.
The ET Carbon Rankings are compiled by the Environmental
Investment Organisation (EIO), an independent not-for-profit research body focusing on economic and financial innovation to reduce global corporate greenhouse gas emissions.

Gold Fields was also the joint winner (with Nedbank) in Ernst &
Young’s Excellence in Corporate Reporting awards for 2011. The results were based on the latest annual reports of the top 100 JSE
Limited listed companies.

Gold Fields was the top resources company and placed fourth overall in the Financial Mail Nkonki Group inaugural Integrated Annual
Report awards among the JSE Limited Top 40 companies.

Based on the annual report for the six month period ended 31
December 2010, Gold Fields improved its rating on the Dow Jones
Sustainability Index by 6 percentage points to 81 per cent.

Outlook
The production guidance for the year ending December 2011
remains unchanged despite the recent wage-related industrial action and higher than expected safety-related stoppages which disrupted the South African operations. Equivalent gold production is estimated at 3.5 million attributable ounces, which is in the range previously provided.

Total cash cost is estimated at US$810 per ounce (R187,000 per kilogram) and the NCE US$1,200 per ounce (R277,000 per kilogram)
for financial 2011. Cash cost is slightly higher than the previous estimate due to an increase in royalties driven by the higher gold price. NCE per ounce is in line with previous guidance. This estimate is based on an average exchange rate of R/US$7.18 and
US$/A$1.04 for the year.

The above is subject to an improved safety performance limiting the impact of safety-related stoppages and the forward looking statement on pages 1 and 27.

Basis of accounting
The unaudited condensed consolidated financial information is prepared in accordance with IAS 34 Interim Financial Reporting and
South African Statements and Interpretations of Statements of
Generally Accepted Accounting Practice (AC 500 series).

The accounting policies and disclosure requirements used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards issued by the International Accounting
Standards Board.

N.J. Holland
Chief Executive Officer
10 November 2011

13 I GOLD FIELDS RESULTS
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
Nine months to
SOUTH AFRICAN RAND
September
2011
June
2011
September
2010
September
2011
September
2010
Revenue
11,059.5
9,581.0           9,052.8
29,609.9
25,135.4
Operating costs, net
(5,404.1)
(5,124.2)         (5,132.0)
(15,406.7)
(14,906.5)
      - Operating costs
(5,450.4)
(5,250.7)         (5,173.4)
(15,660.1)
(15,034.2)
- Gold inventory change
46.3
126.5               41.4
253.4
127.7
Operating profit
5,655.4
4,456.8           3,920.8
14,203.2
10,228.9
Amortisation and depreciation
(1,377.4)
(1,277.2)         (1,442.5)          (3,894.6)
(3,950.0)
Net operating profit
4,278.0
3,179.6           2,478.3
10,308.6
6,278.9
Net interest paid
(69.0)
(31.5)              (69.6)
(141.4)
(147.7)
Share of gain/(loss) of associates after taxation
5.0
0.8            (217.6)
2.3
(127.3)
Gain/(loss) on foreign exchange
72.2
(19.0)              (11.1)               56.2
(20.7)
(Loss)/gain on financial instruments
(0.3)
24.6               (2.6)                30.7
(8.5)
Share-based payments
(121.6)
(122.5)            (119.0)            (366.1)
(286.0)
Other
(74.3)
(84.8)              (23.7)
(235.2)
(240.0)
Exploration
(188.5)
(213.5)             (123.5)           (540.5)
(435.9)
Feasibility and evaluation costs
(48.0)
(17.2)                     -
(92.5)
-
Profit before royalties, taxation and non-recurring items
3,853.5
2,716.5           1,911.2           9,022.1
5,012.8
Non-recurring items
(167.2)
(100.6)            (138.3)            (350.4)
(260.1)
Profit before royalties and taxation
3,686.3
2,615.9           1,772.9            8,671.7
4,752.7
Royalties
(304.5)
(236.4)            (217.5)             (705.5)
(555.5)
Profit before taxation
3,381.8
2,379.5           1,555.4            7,966.2
4,197.2
Mining and income taxation
(1,222.8)
(866.3)            (631.5)
(2,869.1)
(1,705.2)
      - Normal
taxation
(841.0)
(520.7)            (459.2)
(1,961.5)
(954.2)
      - Deferred
taxation
(381.8)
(345.6)            (172.3)            (907.6)
(751.0)
Net profit
2,159.0
1,513.2              923.9
5,097.1
2,492.0
Attributable to:
- Owners of the parent
2,054.6
1,266.8              700.9
4,421.8
1,916.5
- Non-controlling interest
104.4
246.4              223.0              675.3
575.5
Non-recurring items:
Profit on sale of investments
-
-                 1.0
-
89.2
Profit/(loss) on sale of assets
0.4
(2.4)                 2.7
(3.3)
4.1
Restructuring costs
(167.4)
(63.0)            (142.0)            (315.0)
(155.5)
Impairment of investments
(0.2)
(1.2)                    -
(1.4)
(197.9)
Other
-
(34.0)                    -
(30.7)
-
Total non-recurring items
(167.2)
(100.6)            (138.3)            (350.4)
(260.1)
Taxation
55.0
30.1                50.0
111.0
43.3
Net non-recurring items after taxation
(112.2)
(70.5)              (88.3)
(239.4)
(216.8)
Net earnings
2,054.6
1,266.8              700.9
4,421.8
1,916.5
Net earnings per share (cents)
284
175                  99
612
271
Diluted earnings per share (cents)
280
174                  98
605
267
Headline earnings
2,054.4
1,270.1              698.5
4,425.9
2,029.6
Headline earnings per share (cents)
284
176                  99
613
287
Diluted headline earnings per share (cents)
281
174                  98
606
284
Net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of gain/(loss) of associates after royalties and taxation
2,111.4
1,326.4            1,016.3            4,589.5
2,281.8
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of gain/(loss) of associates after royalties and taxation (cents)
291
184                 144                 635
323
Gold sold – managed kg
28,675
29,371             31,289             86,821
89,317
Gold price received R/kg
385,684
326,206            289,329           341,045
281,418
Total cash cost R/kg
192,997
177,934           164,898            179,768
166,772

GOLD FIELDS RESULTS I 14
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
Nine months to
UNITED STATES DOLLARS
September
2011
June
2011
September
2010
September
2011
September
2010
Revenue
1,570.3
1,411.3           1,230.0           4,266.6
3,370.4
Operating costs, net
(766.1)
(754.9)            (697.3)
(2,220.0)
(1,998.0)
      - Operating costs
(772.5)
(773.5)            (702.9)
(2,256.5)
(2,015.1)
- Gold inventory change
6.4
18.6                 5.6
36.5
17.1
Operating profit
804.2
656.4              532.7
2,046.6
1,372.4
Amortisation and depreciation
(195.3)
(188.2)            (196.0)            (561.2)
(529.7)
Net operating profit
608.9
468.2              336.7
1,485.4
842.7
Net interest paid
(9.9)
(4.6)               (9.5)
(20.4)
(19.8)
Share of gain/(loss) of associates after taxation
0.7
0.1             (29.6)
0.3
(17.7)
Gain/(loss) on foreign exchange
10.4
(2.7)               (1.5)                 8.1
(2.8)
(Loss)/gain on financial instruments
(0.1)
3.6               (0.4)                 4.4
(1.4)
Share-based payments
(17.3)
(18.0)             (16.2)              (52.8)
(38.6)
Other
(10.5)
(12.8)               (3.1)
(33.9)
(31.7)
Exploration
(26.7)
(31.3)             (16.7)              (77.9)
(58.3)
Feasibility and evaluation costs
(6.8)
(2.6)                    -
(13.3)
-
Profit before royalties, taxation and non-recurring items
548.7
399.9              259.7
1,299.9
672.4
Non-recurring items
(23.9)
(14.8)             (18.8)              (50.5)
(33.5)
Profit before royalties and taxation
524.8
385.1             240.9
1,249.4
638.9
Royalties
(43.4)
(34.7)             (29.6)
(101.7)
(74.4)
Profit before taxation
481.4
350.4             211.3
1,147.7
564.5
Mining and income taxation
(174.1)
(127.6)             (85.8)
(413.4)
(229.0)
          - Normal taxation
(119.7)
(77.0)             (62.4)
(282.6)
(128.6)
          - Deferred taxation
(54.4)
(50.6)             (23.4)
(130.8)
(100.4)
Net profit
307.3
222.8             125.5               734.3
335.5
Attributable to:
- Owners of the parents
293.0
186.3               95.2
637.0
258.4
- Non-controlling interest
14.3
36.5               30.3                97.3
77.1
Non-recurring items:
Profit on sale of investments
-
-                 0.1
-
12.7
(Loss)/profit on sale of assets
-
(0.3)                 0.4
(0.5)
0.6
Restructuring costs
(23.9)
(9.4)             (19.3)              (45.4)
(21.1)
Gain on financial instruments
-
-                    -                     -
0.1
Driefontein 9 shaft closure cost
-
-                    -                     -
0.3
Impairment of investments
-
(0.2)                    -
(0.2)
(26.1)
Other
-
(4.9)                    -
(4.4)
-
Total non-recurring items
(23.9)
(14.8)             (18.8)              (50.5)
(33.5)
Taxation
7.9
4.4                6.8
16.0
5.7
Net non-recurring items after taxation
(16.0)
(10.4)            (12.0)                (34.5)
(27.8)
Net earnings
293.0
186.3              95.2
637.0
258.4
Net earnings per share (cents)
40
26                 13                    88
36
Diluted earnings per share (cents)
40
25                 13                    87
36
Headline earnings
293.0
186.7              94.8
637.6
272.5
Headline earnings per share (cents)
40
26                 13                    88
39
Diluted headline earnings per share (cents)
40
25                 13                    87
38
Net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of gain/(loss) of associates after royalties and taxation
301.1
195.2             138.1               661.3
307.0
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of gain/(loss) of associates after royalties and taxation (cents)
42
27                 20                    92
44
South African rand/United States dollar conversion rate
7.05
6.78              7.36                 6.94
7.46
South African rand/Australian dollar conversion rate
7.44
7.18              6.59                 7.21
6.67
Gold sold – managed oz (000)
922
944             1,006               2,791
2,872
Gold price received US$/oz
1,702
1,496             1,223               1,528
1,173
Total cash cost US$/oz
851
816                697                  806
695

15 I GOLD FIELDS RESULTS
Statement of comprehensive income
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
Nine months to
SOUTH AFRICAN RAND
September
2011
June
2011
September
2010
September
2011
September
2010
Net profit
2,159.0
1,513.2             923.9
5,097.1
2,492.0
Other comprehensive income/(expenses), net of tax
1,130.1
89.2            (620.0)            1,616.4
(1,005.7)
Marked to market valuation of listed investments
(1.5)
(23.7)               41.8                  2.8
(72.8)
Currency translation adjustments and other
1,127.0
114.8            (671.4)           1,609.1
(946.3)
Share of equity investee’s other comprehensive income
0.1
-                7.0                  0.1
4.5
Deferred taxation on marked to market valuation of listed investments
4.5
(1.9)                2.6                  4.4
8.9
Total comprehensive income
3,289.1
1,602.4             303.9
6,713.5
1,486.3
Attributable to:
- Owners of the parent
3,185.1
1,355.5               82.5
6,037.8
913.7
- Non-controlling interest
104.0
246.9              221.4              675.7
572.6
3,289.1
1,602.4              303.9
6,713.5
1,486.3
Statement of comprehensive income
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
Nine months to
UNITED STATES DOLLARS
September
2011
June
2011
September
2010
September
2011
September
2010
Net profit
307.3
222.8             125.5               734.3
335.5
Other comprehensive (expenses)/income, net of tax
(814.8)
53.8             376.8
(871.4)
383.4
Marked to market valuation of listed investments
(0.2)
(3.4)                 5.7                  0.4
(9.7)
Currency translation adjustments and other
(815.2)
57.5              369.7
(872.4)
391.1
Share of equity investee’s other comprehensive income
-
-                 1.0
-
0.7
Deferred taxation on marked to market valuation of listed investments
0.6
(0.3)                 0.4                  0.6
1.3
Total comprehensive (loss)/income
(507.5)
276.6              502.3
(137.1)
718.9
Attributable to:
- Owners of the parent
(498.9)
233.3              442.4
(207.4)
608.8
- Non-controlling interest
(8.6)
43.3                59.9               70.3
110.1
(507.5)
276.6               502.3
(137.1)
718.9
Statement of financial position
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
UNITED STATES DOLLARS
September
2011
December
2010
September
2011
December
2010
Property, plant and equipment
60,586.9
53,249.8
7,479.9
7,888.9
Goodwill
4,458.9
4,458.9
550.5
660.6
Non-current assets
1,213.6
1,137.9
149.8
168.6
Investments
931.1
1,078.5
115.0
159.8
Deferred taxation
693.9
753.1
85.7
111.6
Current assets
12,309.9
11,136.1
1,519.7
1,649.8
- Other current assets
7,875.2
5,672.3
972.2
840.3
- Cash and deposits
4,434.7
5,463.8
547.5
809.5
Total assets
80,194.3
71,814.3
9,900.6
10,639.3
Shareholders’ equity
45,288.5
46,622.5
5,591.2
6,907.1
Deferred taxation
9,257.1
7,814.5
1,142.9
1,157.7
Long-term loans
11,156.9
7,671.9
1,377.4
1,136.6
Environmental rehabilitation provisions
2,589.2
2,271.2
319.7
336.5
Post-retirement health care provisions
18.1
18.0
2.2
2.7
Other long-term provisions
110.0
133.2
13.6
19.7
Current liabilities
11,774.5
7,283.0
1,453.6
1,079.0
- Other current liabilities
7,400.5
5,516.8
913.6
817.3
- Current portion of long-term loans
4,374.0
1,766.2
540.0
261.7
Total equity and liabilities
80,194.3
71,814.3
9,900.6
10,639.3
South African rand/US dollar conversion rate
8.10
6.75
South African rand/Australian dollar conversion rate
8.09
6.77

Net debt
11,096.2
3,974.3
1,369.9
588.8

GOLD FIELDS RESULTS I 16
Condensed statement of changes in equity
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2010
31,560.6
(38.3)
12,019.8
3,080.4
46,622.5
Total comprehensive income
-                 1,616.0                 4,421.8                   675.7                 6,713.5
Profit for the period - - 4,421.8 675.3
5,097.1
Other comprehensive income - 1,616.0 - 0.4
1,616.4
Dividends paid - - (1,229.4) (154.2)
(1,383.6)
Share-based payments - 366.1 - -
366.1
Loans received from non-controlling interest - - - 152.5
152.5
Purchase of non-controlling interest - - (4,469.8) (2,660.9)
(7,130.7)
Treasury shares
(81.4)                          -                          -                          -
(81.4)
Exercise of employee share options 29.6 - - -
29.6
Balance as at 30 September 2011
31,508.8
1,943.8
10,742.4
1,093.5
45,288.5
UNITED STATES DOLLARS
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2010
4,602.7
207.4
1,640.6
456.4
6,907.1
Total comprehensive (expenses)/income - (844.4) 637.0 70.3
(137.1)
Profit for the period - - 637.0 97.3
734.3
Other comprehensive expenses - (844.4) - (27.0)
(871.4)
Dividends paid - - (174.9) (22.2)
(197.1)
Share-based payments - 52.8 - -
52.8
Loans received from non-controlling interest - - - 22.0
22.0
Purchase of non-controlling interest - - (657.6) (391.5)
(1,049.1)
Treasury shares (11.7) - - -
(11.7)
Exercise of employee share options 4.3 - - -
4.3
Balance as at 30 September 2011
4,595.3
(584.2)
1,445.1
135.0
5,591.2
SOUTH AFRICAN RAND
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2009
31,503.5
(1,252.6)
11,727.9
2,746.4
44,725.2
Total comprehensive (expenses)/income - (1,002.8) 1,916.5 572.6
1,486.3
Profit for the period - - 1,916.5 575.5
2,492.0
Other comprehensive expenses - (1,002.8) - (2.9)
(1,005.7)
Dividends paid - - (847.4) (175.2)
(1,022.6)
Share-based payments - 286.0 - -
286.0
Loans repaid to non-controlling interest - - - (116.4)
(116.4)
Exercise of employee share options 34.7 - - -
34.7
Balance as at 30 September 2010
31,538.2
(1,969.4)
12,797.0
3,027.4
45,393.2
UNITED STATES DOLLARS
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2009
4,594.8
(708.3)
1,600.9
359.0
5,846.4
Total comprehensive income - 350.3 258.4 110.1
718.8
Profit for the period - - 258.4 77.1
335.5
Other comprehensive income - 350.3 - 33.0
383.3
Dividends paid - - (112.9) (23.1)
(136.0)
Share-based payments - 38.6 - -
38.6
Loans repaid to non-controlling interest - - - (15.4)
(15.4)
Exercise of employee share options 4.6 - - -
4.6
Balance as at 30 September 2010
4,599.4
(319.4)
1,746.4
430.6
6,457.0

17 I GOLD FIELDS RESULTS
Statement of cash flows
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
Nine months to
SOUTH AFRICAN RAND
September
2011
June
2011
September
2010
September
2011
September
2010
Cash flows from operating activities
5,056.5
2,954.2                    2,250.7
10,793.2
8,483.9
Profit before royalties, tax and non-recurring items
3,853.5
2,716.5                   1,911.2                   9,022.1
5,012.8
Non-recurring items
(167.2)
(100.6)                   (138.3)                   (350.4)
(260.1)
Amortisation and depreciation
1,377.4
1,277.2                   1,442.5                    3,894.6
3,950.0
South Deep BEE dividend paid
-
-                           -
(21.4)
-
Change in working capital
372.7
47.8                   (753.2)                      129.9
719.6
Royalties and taxation paid
(689.0)
(984.9)                    (623.3)
(2,335.9)
(1,559.5)
Other non-cash items
309.1
(1.8)                      411.8                      454.3
621.1
Dividends paid
(870.5)
(7.3)                   (494.4)
(1,442.2)
(1,022.6)
Owners of the parent
(723.6)
-                  (494.4)
(1,229.4)
(847.4)
Non-controlling interest holders
(146.9)
(7.3)                             -
(212.8)
(175.2)
Cash flows from investing activities
(3,161.1)
(8,029.7)                 (2,228.0)
(14,613.2)
(5,872.4)
Capital expenditure – additions
(2,607.4)
(2,285.0)                 (2,225.4)                (6,961.0)
(6,254.1)
Capital expenditure – proceeds on disposal
0.6
8.2                       28.7                        17.5
31.9
Payment for FSE
(534.6)
-                            -
(534.6)
-
La Cima non-controlling interest buy-out
-
(1,242.6)                              -
(2,611.0)
-
Ghana non-controlling interest buy-out
-
(4,519.7)                              -
(4,519.7)
-
Purchase of investments
-
-                    (22.5)                       (0.7)
(73.4)
Proceeds on disposal of investments
13.3
12.0                         1.0
36.8
512.8
Environmental and post-retirement health care payments
(33.0)
(2.6)                      (9.8)
(40.5)
(89.6)
Cash flows from financing activities
(1,431.3)
2,795.2                   1,188.8                     3,641.7
1,100.7
Loans received
400.0
3,927.3                    4,013.1                    7,499.1
9,119.2
Loans repaid
(1,905.2)
(1,184.6)                  (2,840.1)                (4,039.5)
(7,936.8)
Non-controlling interest holders’ loans repaid
-
-                            -                              -
(116.4)
Non-controlling interest holders’ loans received
64.0
46.6                              -
152.5
-
Shares issued
9.9
5.9                        15.8                        29.6
34.7
Net cash (outflow)/inflow
(406.4)
(2,287.6)                        717.1
(1,620.5)
2,689.6
Translation adjustment
496.1
29.4                    (194.4)                     591.4
(204.6)
Cash at beginning of period
4,345.0
6,603.2                    3,790.5                   5,463.8
1,828.2
Cash at end of period
4,434.7
4,345.0                     4,313.2                  4,434.7
4,313.2
Cash flow from operating activities less capital expenditure – additions
2,449.1
669.2                          25.3
3,832.2
2,229.8
Quarter
Nine months to
UNITED STATES DOLLARS
September
2011
June
2011
September
2010
September
2011
September
2010
Cash flows from operating activities
716.5
435.5                       308.0
1,549.6
1,134.9
Profit before royalties, tax and non-recurring items
548.7
399.9                       259.7
1,299.9
672.4
Non-recurring items
(23.9)
(14.8)                     (18.8)                     (50.5)
(33.5)
Amortisation and depreciation
195.3
188.2                       196.0                      561.2
529.7
South Deep BEE dividend paid
-
-                             -
(3.1)
-
Change in working capital
54.0
6.3                    (102.3)
18.7
90.2
Royalties and taxation paid
(102.0)
(144.1)                      (82.6)
(342.1)
(206.5)
Other non-cash items
44.4
-                56.0 65.5
82.6
Dividends paid
(122.8)
(1.1)                      (67.4)
(205.8)
(136.0)
Owners of the parent
(101.7)
-                     (67.4)
(174.9)
(112.9)
Non-controlling interest holders
(21.1)
(1.1)                              -
(30.9)
(23.1)
Cash flows from investing activities
(439.0)
(1,185.1)                    (302.8)
(2,116.2)
(776.6)
Capital expenditure – additions
(370.2)
(336.4)                   (302.4)
(1,003.0)
(838.4)
Capital expenditure – proceeds on disposal
-
1.3                          3.9                          2.5
4.3
Payment for FSE
(66.0)
-                             -
(66.0)
-
La Cima non-controlling interest buy-out
-
(184.4)                              -
(382.1)
-
Ghana non-controlling interest buy-out
-
(667.0)                              -
(667.0)
-
Purchase of investments
-
-                       (3.1)                        (0.1)
(10.0)
Proceeds on disposal of investments
1.9
1.8                           0.1                           5.3
79.4
Environmental and post-retirement health care payments
(4.7)
(0.4)                       (1.3)                         (5.8)
(11.9)
Cash flows from financing activities
(184.5)
403.9                       169.4                       549.6
158.9
Loans received
56.7
570.0                       557.4
1,084.9
1,235.2
Loans repaid
(251.7)
(173.8)                     (390.1)                  (561.6)
(1,065.5)
Non-controlling interest holders’ loans repaid
-
-                             -                               -
(15.4)
Non-controlling interest holders’ loans received
9.1
6.8                              -
22.0
-
Shares issued
1.4
0.9 2                    .1 4.3
4.6
Net cash (outflow)/inflow
(29.8)
(346.8)                       107.2
(222.8)
381.2
Translation adjustment
(53.3)
23.                          2 5.6
(39.2)
(6.7)
Cash at beginning of period
630.6
954.2                        500.7                     809.5
239.0
Cash at end of period
547.5
630.6                        613.5                     547.5
613.5
Cash flow from operating activities less capital expenditure – additions
346.3
99.1
5.6
546.6
296.5

GOLD FIELDS RESULTS I 18
Reconciliation of headline earnings with net earnings
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
UNITED STATES DOLLARS
Quarter
Quarter
September
2011
June
2011
September
2010
September
2011
June
2011
September
2010
Net earnings
2,054.6
1,266.8             700.9              293.0
186.3               95.2
Profit on sale of investments
-
-               (1.0)
-
-               (0.1)
Taxation effect on sale of investments
-
-                 0.3
-
-                    -
Loss/(profit) on sale of assets
(0.4)
2.4                (2.7)
-
0.3               (0.4)
Taxation effect on sale of assets
-
(0.3)                 1.0
-
(0.1)                 0.1
Impairment of investments
0.2
1.2                    -                    -
0.2                    -
Headline earnings
2,054.4
1,270.1              698.5             293.0
186.7                94.8
Headline earnings per share – cents
284
176                  99                  40
26                   13
Based on headline earnings as given above divided by
723,159,600 (June 2011 – 721,981,479 and September 2010 –
706,090,891) being the weighted average number of ordinary
shares in issue.
Hedging / Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
· to protect cash flows at times of significant expenditure;
· for specific debt servicing requirements; and
· to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
South Africa forward cover contracts*
Outstanding at the end of September 2011 was the following contract:
· CAD/ZAR – CAD0.4 million in total, with a zero marked to market value.
* Do not qualify for hedge accounting and will be accounted for as derivative financial instruments in the income statement.
Debt maturity ladder
Figures are in millions unless otherwise stated
31 Dec 2011
31 Dec 2012
31 Dec 2013
1 Jan 2014
to
31 Dec 2020
Total
Committed loan facilities (including US$ bond and preference shares)
Rand million - 1,000.0 500.0 1,500.0
3,000.0
US dollar million 10.0 557.0 48.0 2,092.4
2,707.4
Dollar debt translated to rand 81.0 4,511.7 388.8 16,948.5
21,930.0
Total (R’m)
81.0
5,511.7
888.8
18,448.5
24,930.0
Utilisation – Committed loan facilities (including US$ bond and preference shares)
Rand million - - - -
-
US dollar million 10.0 540.0 40.0 1,327.4
1,917.4
Dollar debt translated to rand 81.0 4,374.0 324.0 10,751.9
15,530.9
Total (R’m)
81.0
4,374.0
324.0
10,751.9
15,530.9
Long-term loans per balance sheet (R’m)
11,156.9
Current portion of long-term loans per balance sheet (R’m)
4,374.0
Total loans per balance sheet (R’m)
15,530.9
Exchange rate: US$1 = R8.10 being the closing rate at the end of the September 2011 quarter.

19 I GOLD FIELDS RESULTS
Operating and financial results
SOUTH AFRICAN RAND
South Africa Region
Total
Mine
Operations
Total
KDC
Beatrix
South
Deep
Operating Results
Ore milled/treated (000 tonnes)
September 2011
14,770
4,327
2,805                   899                        623
June 2011
15,187
4,408                    2,648                 1,070                       690
Year to date
44,415
12,755                     7,987                 2,877                    1,891
Yield (grams per tonne)
September 2011
1.9
3.1                       3.1                      2.9                        3.2
June 2011
1.9
3.2                       3.2                      2.8                        3.4
Year to date
2.0
3.1                       3.2                      2.8                        3.5
Gold produced (kilograms)
September 2011
28,781
13,323                     8,684                 2,636                    2,003
June 2011
29,357
13,889                     8,475                 3,048                    2,366
Year to date
86,784
39,996
25,328                 7,998                    6,670
Gold sold (kilograms)
September 2011
28,675
13,323                     8,684                 2,636                    2,003
June 2011
29,371
13,889                     8,475                 3,048                    2,366
Year to date
86,821
39,996
25,328                 7,998                    6,670
Gold price received (Rand per kilogram)
September 2011
385,684
392,584                  389,717             400,493               394,608
June 2011
326,206
328,778                  327,740             331,398               329,121
Year to date
341,045
344,692                  343,845             348,725               343,073
Total cash cost (Rand per kilogram)
September 2011
192,997
235,780                  227,395             236,002                271,842
June 2011
177,934
220,261                  225,133              203,871               223,922
Year to date
179,768
223,352                  220,033              222,718               236,717
Notional cash expenditure (Rand per kilogram)
September 2011
273,979
330,023                  295,164               300,228              520,369
June 2011
251,790
305,501                  290,289              255,118               424,894
Year to date
255,824
310,471                   283,591              283,021              445,457
Operating costs (Rand per tonne)
September 2011
369
724                         696                     699                    883
June 2011
346
697                        723                     584                     773
Year to date
353
705                        700                     627                     844
Financial Results (Rand million)
Revenue
September 2011
11,059.5
5,230.4                   3,384.3               1,055.7                  790.4
June 2011
9,581.0
4,566.4                    2,777.6              1,010.1                  778.7
Year to date
29,609.9
13,786.3                     8,708.9              2,789.1              2,288.3
Net operating costs
September 2011
(5,404.1)
(3,131.1)
   (1,952.4)             (628.3)               (550.4)
June 2011
(5,124.2)
(3,074.0)
   (1,915.4)             (625.2)               (533.4)
Year to date
(15,406.7)
(8,987.8)                  (5,588.7)           (1,802.9)           (1,596.2)
- Operating costs
September 2011
(5,450.4)
(3,131.1)
   (1,952.4)              (628.3)              (550.4)
June 2011
(5,250.7)
(3,074.0)
   (1,915.4)              (625.2)              (533.4)
Year to date
(15,660.1)
(8,987.8)                  (5,588.7)           (1,802.9)           (1,596.2)
- Gold inventory change
September 2011
46.3
-                             -                        -                        -
June 2011
126.5
-                             -                        -                        -
Year to date
253.4
-                             -                        -                        -
Operating profit
September 2011
5,655.4
2,099.3
   1,431.9                427.4                 240.0
June 2011
4,456.8
1,492.4                        862.2                 384.9                245.3
Year to date
14,203.2
4,798.5
   3,120.2                 986.2                692.1
Amortisation of mining assets
September 2011
(1,339.6)
(679.8)                     (410.1)              (127.4)             (142.3)
June 2011
(1,241.0)
(665.9)                     (401.1)              (139.0)             (125.8)

Year to date
(3,783.8)
(1,994.6)
    (1,224.2)              (364.0)             (406.4)
Net operating profit
September 2011
4,315.8
1,419.5                     1,021.8                  300.0
97.7
June 2011
3,215.8
826.5                        461.1                  245.9                 119.5
Year to date
10,419.4
2,803.9
1,896.0                  622.2                 285.7
Other expenses
September 2011
(175.4)
(67.9)                       (37.9)                 (11.5)                (18.5)
June 2011
(157.5)
(69.2)                       (42.2)                 (10.9)                (16.1)
Year to date
(459.2)
(199.0)
    (117.6)                 (33.1)                (48.3)
Profit before royalties and taxation
September 2011
4,140.4
1,351.6                         983.9                  288.5                   79.2
June 2011
3,058.3
757.3                        418.9                   235.0                103.4
Year to date
9,960.2
2,604.9
    1,778.4                   589.1                237.4
Royalties, mining and income taxation
September 2011
(1,525.2)
(459.8)                      (323.7)               (103.6)                (32.5)
June 2011
(1,043.5)
(240.2)
     (114.5)                 (86.8)                (38.9)
Year to date
(3,483.5)
(887.4)                       (575.5)               (215.1)                (96.8)
- Normal taxation
September 2011
(825.4)
(169.6)                       (169.2)
(0.4)
-
June 2011
(447.5)
(2.6)
     (2.6)                      -                            -
Year to date
(1,846.0)
(216.8)                        (215.7)
(1.1)
-
- Royalties
September 2011
(304.7)
(80.7)
      (71.5)                 (5.3)                   (3.9)
June 2011
(236.4)
(42.3)
      (33.3)                 (5.1)                   (3.9)
Year to date
(705.7)
(158.3)
       (132.9)               (14.0)                 (11.4)
- Deferred taxation
September 2011
(395.1)
(209.5)                          (83.0)                (97.9)                (28.6)
June 2011
(359.6)
(195.3)                          (78.6)                (81.7)                (35.0)
Year to date
(931.8)
(512.3)                        (226.9)              (200.0)                 (85.4)
Profit before non-recurring items
September 2011
2,615.2
891.8                           660.2                184.9                    46.7
June 2011
2,014.8
517.1                           304.4                148.2                    64.5
Year to date
6,476.7
1,717.5
       1,202.9               374.0                  140.6
Non-recurring items
September 2011
(128.4)
(111.3)                           (90.7)              (12.0)                    (8.6)
June 2011
(99.5)
(41.0)                           (23.9)                (6.0)                  (11.1)
Year to date
(309.7)
(193.9)
(133.4)              (30.2)                  (30.3)
Net profit
September 2011
2,486.8
780.5                            569.5                172.9                   38.1
June 2011
1,915.3
476.1                            280.5                142.2                   53.4
Year to date
6,167.0
1,523.6
        1,069.5               343.8                  110.3
Net profit excluding gains and losses on foreign
exchange, financial instruments and non-recurring
items
September 2011
2,581.2
852.4                            628.4                180.6                    43.4
June 2011
2,001.3
502.4                            296.0                146.1                    60.3
Year to date
6,408.2
1,648.7
         1,156.2              363.4                   129.1
Capital Expenditure
September 2011
(2,435.0)
(1,265.8)
       (610.8)              (163.1)
(491.9)
June 2011
(2,141.1)
(1,169.1)                          (544.8)             (152.4)               (471.9)
Year to date
(6,541.3)
(3,429.8)                       (1,594.1)             (460.7)            (1,375.0)

GOLD FIELDS RESULTS I 20
Operating and financial results
SOUTH AFRICAN RAND
West Africa Region
South
America
Region
Australasia Region
#
Ghana
Peru
Australia
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew
Operating Results
Ore milled/treated (000 tonnes)
September 2011
6,825                5,597                  1,228
1,674
1,944
1,682                 262
June 2011
7,155                5,883                  1,272
1,717 1,907
1,676                 231
Year to date
21,033               17,283                 3,750
4,973
5,654
4,977                 677
Yield (grams per tonne)
September 2011
1.1                    1.0                     1.4
1.7
2.7
2.1                 6.4
June 2011
1.0                    1.0                     1.4
1.8
2.6
2.0                 6.8
Year to date
1.1                    1.0                     1.4
1.9 2.7
2.2                  6.5
Gold produced (kilograms)
September 2011
7,290                 5,600                1,690
2,921
5,247
3,577               1,670
June 2011
7,377                 5,625                1,752
3,143 4,948
3,379               1,569
Year to date
22,241                17,012               5,229
9,426
15,121
10,703               4,418
Gold sold (kilograms)
September 2011
7,290                 5,600               1,690
2,815
5,247
3,577               1,670
June 2011
7,377                 5,625               1,752
3,157 4,948
3,379               1,569
Year to date
22,241               17,012                5,229
9,463 15,121
10,703               4,418
Gold price received (Rand per kilogram)
September 2011
387,915             387,732            388,521
335,737
391,862
388,762           398,503
June 2011
329,375              329,387           329,338
304,846
327,890
327,079           329,637
Year to date
342,026             342,053            341,939
316,707
345,189
342,558           351,562
Total cash cost (Rand per kilogram)
September 2011
139,767             137,446            147,456
111,865
201,849
221,638           159,461
June 2011
122,841             116,302            143,836
88,882 198,080
221,367           147,929
Year to date
126,361             119,157            149,799
94,959
196,111
211,716           158,307
Notional cash expenditure (Rand per kilogram)
September 2011
209,506            197,036             250,828
139,370
296,188
317,585           250,359
June 2011
193,019            193,689             190,868
114,604
275,788
298,935           225,940
Year to date
204,375            195,421             233,505
124,379 268,891
279,071           244,228
Operating costs (Rand per tonne)
September 2011
148                  138                    195
173
524
447              1,020
June 2011
134                  125                    174
148
506
438                 996
Year to date
142                 130                     196
167 506
434              1,033
Financial Results (Rand million)
Revenue
September 2011
2,827.9             2,171.3                 656.6
945.1
2,056.1
1,390.6               665.5
June 2011
2,429.8             1,852.8                 577.0
962.4 1,622.4
1,105.2               517.2
Year to date
7,607.0             5,819.0               1,788.0
2,997.0
5,219.6
3,666.4            1,553.2
Net operating costs
September 2011
(931.1)             (716.8)               (214.3)
(289.1)
(1,052.8)
(791.2)            (261.6)
June 2011
(825.0)             (595.6)               (229.4)
(258.3)
(966.9)
(740.2)            (226.7)
Year to date
(2,606.9)           (1,888.8)              (718.1)
(852.4) (2,959.6)
(2,267.0)             (692.6)
- Operating costs
September 2011
(1,010.3)              (771.4)              (238.9)
(289.6)
(1,019.4)
(752.1)            (267.3)
June 2011
(957.0)              (735.5)             (221.5)
(254.7)
(965.0)
(734.9)            (230.1)
Year to date
(2,978.7)            (2,242.6)             (736.1)
(832.4) (2,861.2)
(2,162.0)             (699.2)
- Gold inventory change
September 2011
79.2                   54.6                  24.6
0.5
(33.4)
(39.1)                   5.7
June 2011
132.0                 139.9                  (7.9)
(3.6) (1.9)
(5.3)                  3.4
Year to date
371.8                 353.8                  18.0
(20.0)
(98.4)
(105.0)                   6.6
Operating profit
September 2011
1,896.8               1,454.5                442.3
656.0
1,003.3
599.4                403.9
June 2011
1,604.8               1,257.2                347.6
704.1
655.5
365.0                290.5
Year to date
5,000.1               3,930.2             1,069.9
2,144.6
2,260.0
1,399.4                860.6
Amortisation of mining assets
September 2011
(249.3)               (188.8)               (60.5)
(102.6)
(307.9)
June 2011
(211.8)               (174.6)               (37.2)
(102.7)
(260.6)
Year to date
(683.5)               (544.0)             (139.5)
(302.6)
(803.1)
Net operating profit
September 2011
1,647.5               1,265.7                381.8
553.4
695.4
June 2011
1,393.0               1,082.6                310.4
601.4
394.9
Year to date
4,316.6               3,386.2                930.4
1,842.0 1,456.9
Other expenses
September 2011
(39.6)                (27.2)                (12.4)
(49.9)
(18.0)
June 2011
(56.0)                (39.6)                (16.4)
(22.2)
(10.1)
Year to date
(126.5)                (88.6)                 (37.9)
(95.5)
(38.2)
Profit before royalties and taxation
September 2011
1,607.9              1,238.5                 369.4
503.5
677.4
June 2011
1,337.0              1,043.0                 294.0
579.2 384.8
Year to date
4,190.1              3,297.6                 892.5
1,746.5
1,418.7
Royalties, mining and income taxation
September 2011
(594.6)             (464.5)               (130.1)
(229.6)
(241.2)
June 2011
(458.6)             (359.9)                 (98.7)
(202.9)
(141.8)
Year to date
(1,467.3)           (1,159.6)              (307.7)
(614.3) (514.5)
- Normal taxation
September 2011
(428.4)              (348.0)               (80.4)
(227.4)
-
June 2011
(259.7)              (209.4)               (50.3)
(185.2)
-
Year to date
(1,008.3)              (849.3)              (159.0)
(620.9)
-
- Royalties
September 2011
(141.1)             (108.3)                (32.8)
(30.7)
(52.2)
June 2011
(122.1)               (93.1)                 (29.0)
(30.4) (41.6)
Year to date
(333.7)             (255.3)                  (78.4)
(81.0) (132.7)
- Deferred taxation
September 2011
(25.1)                (8.2)
(16.9)
28.5
(189.0)
June 2011
(76.8)              (57.4)                  (19.4)
12.7
(100.2)
Year to date
(125.3)              (55.0)                  (70.3)
87.6
(381.8)
Profit before non-recurring items
September 2011
1,013.3               774.0                   239.3
273.9
436.2
June 2011
878.4               683.1                   195.3
376.3 243.0
Year to date
2,722.8 2           ,138.0                    584.8
1,132.2 904.2
Non-recurring items
September 2011
(16.6)                (4.3)
(12.3)
-
(0.5)
June 2011
(42.3)                (8.5)
(33.8) (0.2)
(16.0)
Year to date
(84.9)              (36.7)                   (48.2)
(1.5) (29.4)
Net profit
September 2011
996.7               769.7                    227.0
273.9
435.7
June 2011
836.1                674.6                   161.5
376.1
227.0
Year to date
2,637.9              2,101.3                  536.6
1,130.7
874.8
Net profit excluding gains and losses on
foreign exchange, financial instruments
and non-recurring items
September 2011
1,011.8                  775.1                 236.7
277.3
439.7
June 2011
881.5                 690.2                 191.3
376.3 241.1
Year to date
2,719.3               2,139.3                580.0
1,135.2 905.0
Capital Expenditure
September 2011
(517.0)              (332.0)              (185.0)
(117.5)
(534.7)             (383.9)                (150.8)
June 2011
(466.9)              (354.0)             (112.9)
(105.5)
(399.6)
(275.2)               (124.4)
Year to date
(1,566.8)           (1,081.9)              (484.9)
(340.0)
(1,204.7)
(824.9)               (379.8)
#
As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

21 I GOLD FIELDS RESULTS
Operating and financial results
UNITED STATES DOLLARS
South Africa Region
Total
Mine
Operations
Total
KDC
Beatrix
South
Deep
Operating Results
Ore milled/treated (000 tonnes)
September 2011
14,770
4,327
2,805                    899
623
June 2011
15,187
4,408                    2,648                 1,070                             690
Year to date 44,415
12,755                     7,987                 2,877                         1,891
Yield (ounces per tonne)
September 2011
0.063
0.099
0.100                 0.094
0.103
June 2011 0.062
0.101                     0.103                 0.092                        0.110
Year to date 0.063
0.101                     0.102                 0.089                         0.113
Gold produced (000 ounces)
September 2011
925.3
428.3
279.2                  84.7
64.4
June 2011 943.8
446.5                     272.5                  98.0                             76.1
Year to date 2,790.2
1,286.0                     814.3                257.1                          214.4
Gold sold (000 ounces)
September 2011
921.9
428.3
279.2                  84.7
64.4
June 2011 944.3
446.5                      272.5                 98.0                            76.1
Year to date 2,791.4
1,286.0                      814.3               257.1                          214.4
Gold price received (dollars per ounce)
September 2011
1,702
1,732
1,719                 1,767
1,741
June 2011
1,496
1,508                     1,504                 1,520                        1,510
Year to date
1,528
1,545                     1,541                 1,563                         1,538
Total cash cost (dollars per ounce)
September 2011
851
1,040
1,003                 1,041
1,199
June 2011 816
1,010                     1,033                    935                         1,027
Year to date 806
1,001                        986                    998
1,061
Notional cash expenditure (dollars per ounce)
September 2011
1,209
1,456
1,302                 1,325
2,296
June 2011 1,155
1,401                     1,332                 1,170                         1,949
Year to date 1,147
1,391                     1,271                  1,268                        1,996
Operating costs (dollars per tonne)
September 2011
52
103
99                       99
125
June 2011 51
103                        107                       86                          114
Year to date 51
102                        101                       90                          122
Financial Results ($ million)
Revenue
September 2011
1,570.3
742.9
480.9                   150.0
112.0
June 2011
1,411.3
672.0                     409.0                   148.3                       114.7
Year to date
4,266.6
1,986.5                   1,254.9                   401.9                       329.7
Net operating costs
September 2011
(766.1)
(443.8)
(276.7)                   (89.1)
(78.0)
June 2011 (754.9)
(452.6)                  (282.0)                   (92.0)                     (78.6)
Year to date (2,220.0)
(1,295.1)                   (805.3)                (259.8)                   (230.0)
- Operating costs
September 2011
(772.5)
(443.8)
(276.7)                   (89.1)
(78.0)
June 2011 (773.5)
(452.6)                  (282.0)                  (92.0)                      (78.6)
Year to date (2,256.5)
(1,295.1)                   (805.3)                 (259.8)                   (230.0)
- Gold inventory change
September 2011
6.4
-
-
-
-
June 2011 18.6
-                              -                           -                            -
Year to date
36.5
-                              -                           -                            -
Operating profit
September 2011
804.2
299.1
204.2                      60.9
34.0
June 2011
656.4
219.4                       127.0                      56.3                      36.1
Year to date
2,046.6
691.4                       449.6                    142.1                      99.7
Amortisation of mining assets
September 2011
(189.9)
(96.3)
(58.1)                    (18.0)
(20.2)
June 2011 (182.9)
(98.1)                     (59.2)                    (20.4)                   (18.6)
Year to date (545.2)
(287.4)                   (176.4)                    (52.4)                   (58.6)
Net operating profit
September 2011
614.3
202.8
146.1                        42.9
13.9
June 2011 473.5
121.3                        67.9                       35.9                      17.5
Year to date 1,501.4
404.0                      273.2                       89.7                      41.2
Other expenses
September 2011
(24.9)
(9.6)
(5.3)                       (1.7)
(2.6)
June 2011 (23.2)
(10.2)                      (6.2)                       (1.6)                     (2.4)
Year to date
(66.2)
(28.7)                    (16.9)                       (4.8)                     (7.0)
Profit before royalties and taxation
September 2011
589.4
193.2
140.8                        41.2
11.3
June 2011
450.4
111.1                       61.7                         34.3                     15.1
Year to date
1,435.2
375.3                     256.3                         84.9                     34.2
Royalties, mining and income taxation
September 2011
(217.3)
(65.9)
(46.5)                     (14.8)
(4.5)
June 2011 (153.6)
(35.3)                     (16.9)                     (12.7)                    (5.7)
Year to date (501.9)
(127.9)                     (82.9)                     (31.0)                  (13.9)
- Normal taxation
September 2011
(117.8)
(24.5)
(24.5)                       (0.1)
-
June 2011 (66.2)
(0.5)                      (0.5)
- -
Year to date (266.0)
(31.2)                     (31.1)                       (0.2)
-
- Royalties
September 2011
(43.4)
(11.5)
(10.2)                       (0.7)
(0.5)
June 2011 (34.7)
(6.2)                       (4.9)                      (0.7)                    (0.6)
Year to date
(101.7)
(22.8)                     (19.1)                       (2.0)                   (1.6)
- Deferred taxation
September 2011
(56.2)
(29.8)
(11.8)                     (14.0)
(4.0)
June 2011
(52.6)
(28.6)                    (11.6)                      (11.9)                    (5.1)
Year to date (134.3)
(73.8)                     (32.7)                     (28.8)                  (12.3)
Profit before non-recurring items
September 2011
372.0
127.4
94.2                        26.4
6.8
June 2011 296.8
75.8                        44.7                        21.6                      9.4
Year to date 933.2
247.5                       173.3                        53.9                     20.3
Non-recurring items
September 2011
(18.4)
(16.0)
(13.0)                        (1.8)
(1.3)
June 2011 (14.6)
(6.0)                      (3.5)                        (0.9)                    (1.6)
Year to date (44.6)
(27.9)                     (19.2)                        (4.4)                    (4.4)
Net profit
September 2011
353.6
111.3
81.2                         24.6
5.5
June 2011 282.2
69.8                        41.2                         20.7                      7.8
Year to date
888.6
219.5                       154.1                        49.5                    15.9
Net profit excluding gains and losses on foreign
exchange, financial instruments and non-recurring
items
September 2011
367.1
121.8
89.9                          25.8
6.1
June 2011
294.7
73.6                       43.5                          21.3                      8.8
Year to date
923.4
237.6                     166.6                         52.4                     18.6
Capital Expenditure
September 2011
(345.8)
(179.7)
(86.8)
(23.1)
(69.8)
June 2011 (315.3)
(172.0)                     (80.1)                   (22.5)                     (69.4)
Year to date (942.6)
(494.2)                   (229.7)                   (66.4)                   (198.1)
Average exchange rates were US$1 = R7.05 and US$1 = R6.78 for the September 2011 and June 2011 quarters respectively.
The Australian dollar exchange rates were A$1 = R7.44 and A$1 = R7.18 for the September 2011 and the June 2011 quarters respectively.

GOLD FIELDS RESULTS I 22
Operating and financial results
UNITED STATES DOLLARS
West Africa Region
South
America
Region
Australasia Region
AUSTRALIAN
DOLLARS
Ghana
Peru
Australia
#
Australasia Region
#
Total
Tarkwa      Damang
Cerro
Corona
Total
St Ives
Agnew                     Total
St Ives
Agnew
Operating Results
Ore milled/treated
September 2011
6,825          5,597
1,228
1,674
1,944
1,682
262
1,944
1,682
262
(000 tonnes)
June 2011
7,155          5,883
1,272 1,717 1,907 1,676 231 1,907 1,676 231
Year to date
21,033        17,283
3,750 4,973 5,654 4,977 677 5,654 4,977 677
Yield (ounces per tonne)
September 2011
0.034          0.032
0.044
0.056
0.087
0.068
0.205
0.087
0.068
0.205
June 2011
0.033           0.031
0.044 0.059 0.083 0.065 0.218 0.083 0.065 0.218
Year to date
0.034          0.032
0.045 0.061 0.086 0.069 0.210 0.086 0.069 0.210
Gold produced (000 ounces)
September 2011
234.4          180.0
54.3
93.9
168.7
115.0
53.7
168.7
115.0
53.7
June 2011
237.2          180.8
56.3 101.0 159.1 108.7 50.4 159.1 108.7 50.4
Year to date
715.0          546.9
168.1 303.1 486.2 344.1 142.0 486.2 344.1 142.0
Gold sold (000 ounces)
September 2011
234.4          180.0
54.3
90.5
168.7
115.0
53.7
168.7
115.0
53.7
June 2011
237.2          180.8
56.3 101.5 159.1 108.7 50.4 159.1 108.7 50.4
Year to date
715.0          546.9
168.1 304.2 486.2 344.1 142.0 486.2 344.1 142.0
Gold price received
September 2011
1,711          1,711
1,714
1,481
1,729
1,715
1,758
1,638
1,625
1,666
(dollars per ounce)
June 2011
1,511          1,511
1,511 1,398 1,504 1,500 1,512 1,420 1,417 1,428
Year to date
1,533          1,533
1,532 1,419 1,547 1,535 1,576 1,489 1,478 1,517
Total cash cost
September 2011
617            606
651
494
891
978
704
844
927
667
(dollars per ounce) June 2011
564            534
660 408 909 1,015 679 858 959 641
Year to date
566            534
671 426 879 949 709 846 913 683
Notional cash expenditure
September 2011
924            869
1,107
615
1,307
1,401
1,105
1,238
1,328
1,047
(dollars per ounce)
June 2011
885            889
876 526 1,265 1,371 1,037 1,195 1,295 979
Year to date
916            867
1,047 557 1,205 1,251 1,095 1,160 1,204 1,054
Operating costs
September 2011
21             20
28
25
74
63
145
70
60
137
(dollars per tonne) June 2011
20             18
26 22 75 65 147 70 61 139
Year to date
20             19
28 24 73 63 149 70 60 143
Financial Results ($ million)
Revenue
September 2011
401.5         308.3
93.2
133.5
292.3
197.5
94.8
277.7
187.5
90.2
June 2011
358.1         273.0
85.0 142.2 239.0 163.1 75.9 226.0 153.8 72.3
Year to date
1,096.1          838.5
257.6 431.8 752.1 528.3 223.8 723.9 508.5 215.4
Net operating costs
September 2011
(132.1)       (101.9)
(30.3)
(40.9)
(149.3)
(112.2)
(37.1)               (141.6)
(106.3)
(35.3)
June 2011
(121.7)         (87.8)
(33.9) (38.2) (142.5) (109.1)
(33.4)                 (134.7)
(103.1) (31.6)
Year to date
(375.6)       (272.2)
(103.5) (122.8) (426.5) (326.7)
(99.8)                (410.5)
(314.4) (96.1)
- Operating costs
September 2011
(143.1)       (109.3)
(33.8)
(41.0)
(144.6)
(106.6)
(37.9)                (137.1)
(101.1)
(36.1)
June 2011
(141.2)       (108.4)
(32.8) (37.6) (142.1) (108.2)
(33.9)                 (134.5)
(102.4) (32.1)
Year to date
(429.2)       (323.1)
(106.1) (119.9) (412.3) (311.5)
(100.7)                (396.8)
(299.9) (97.0)
- Gold inventory change
September 2011
11.0             7.5
3.5
0.1
(4.7)
(5.5)
0.9
(4.5)
(5.3)
0.8
June 2011
19.5           20.7
(1.1) (0.6) (0.4) (0.9) 0.5 (0.2) (0.6) 0.5
Year to date
53.6           51.0
2.6 (2.9) (14.2) (15.1) 1.0 (13.7) (14.6) 0.9
Operating profit
September 2011
269.4          206.4
63.0
92.6
143.0
85.3
57.7
136.2
81.2
55.0
June 2011
236.4          185.3
51.1 104.0 96.5 54.0 42.6 91.4 50.7 40.7
Year to date
720.5          566.3
154.2 309.0 325.6 201.6 124.0 313.5 194.1 119.4
Amortisation of mining assets
September 2011
(35.3)         (26.7)
(8.6)
(14.6)
(43.7)
(41.6)
June 2011
(31.2)          (25.8)
(5.5) (15.1) (38.4) (36.3)
Year to date
(98.5)          (78.4)
(20.1)
(43.6)
(115.7) (111.4)
Net operating profit
September 2011
234.1            179.7
54.4
78.0
99.3
94.6
June 2011
205.1           159.5
45.6 88.8 58.2 55.0
Year to date
622.0           487.9
134.1 265.4 209.9 202.1
Other expenses
September 2011
(5.6)            (3.9)
(1.8)
(7.1)
(2.6)
(2.5)
June 2011
(8.2)            (5.8)
(2.4) (3.3) (1.5) (1.4)
Year to date
(18.2)          (12.8)
(5.5) (13.8) (5.5) (5.3)
Profit before royalties and
September 2011
228.5           175.9
52.6
71.0
96.7
92.1
taxation
June 2011
196.9           153.7
43.2 85.6 56.7 53.6
Year to date
603.8           475.2
128.6 251.7 204.4 196.8
Royalties, mining and income
taxation
September 2011
(84.5)          (66.0)
(18.5)
(32.6)
(34.3)
(32.8)
June 2011
(67.5)          (53.0)
(14.5) (29.9) (20.9) (19.8)
Year to date
(211.4)        (167.1)
(44.3) (88.5) (74.1) (71.4)
- Normal taxation
September 2011
(61.0)         (49.5)
(11.5)
(32.3)
-
-
June 2011
(38.4)          (31.0)
(7.4) (27.4) - -
Year to date
(145.3)        (122.4)
(22.9) (89.5) - -
- Royalties
September 2011
(20.1)         (15.4)
(4.7)
(4.4)
(7.4)
(7.0)
June 2011
(17.9)          (13.6)
(4.2) (4.5) (6.1) (5.8)
Year to date
(48.1)          (36.8)
(11.3)
(11.7)
(19.1) (18.4)
- Deferred taxation
September 2011
(3.5)           (1.1)
(2.3)
4.0
(26.9)
(25.8)
June 2011
(11.2)            (8.3)
(2.9) 1.9 (14.8) (14.0)
Year to date
(18.1)            (7.9)
(10.1) 12.6 (55.0) (53.0)
Profit before
September 2011
143.9           109.9
34.1
38.3
62.4
59.3
non-recurring items
June 2011
129.4           100.7
28.7 55.7 35.8 33.9
Year to date
392.3           308.1
84.3 163.1 130.3 125.4
Non-recurring items
September 2011
(2.3)            (0.6)
(1.7)
-
-
(0.1)
June 2011
(6.2)            (1.3)
(4.9) - (2.4) (2.2)
Year to date
(12.2)            (5.3)
(6.9) (0.2) (4.2) (4.1)
Net profit
September 2011
141.6           109.3
32.3
38.3
62.3
59.2
June 2011
123.2            99.4
23.8 55.7 33.4 31.6
Year to date
380.1         302.8
77.3 162.9 162.0 121.3
Net profit excluding gains and
losses on foreign exchange,
financial instruments and
non-recurring items
September 2011
143.6          110.0
33.7
38.9
62.8
59.9
June 2011
129.8         101.7
28.1 55.7 35.5 33.6
Year to date
391.8         308.3
83.6 163.6 130.4 125.5
Capital Expenditure
September 2011
(73.2)        (46.9)
(26.3)
(16.7)
(76.2)
(54.8)
(21.4)
(72.6)
(52.2)
(20.4)
June 2011
(69.1)        (52.3)
(16.8) (15.6) (58.6) (40.3) (18.3) (55.9) (38.5) (17.4)
Year to date
(225.8)      (155.9)
(69.9) (49.0) (173.6) (118.9)
(54.7)                (167.1)
(114.4) (52.7)
#
As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Figures may not add as they are rounded independently.

23 I GOLD FIELDS RESULTS
Total cash cost
Gold Industry Standards Basis
Figures are in South African rand millions unless otherwise stated
Total
Mine
Operations
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Ghana
Peru
Australia
Total
KDC
Beatrix
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew
Operating costs
(1)
Sept
2011
(5,450.4)
(3,131.1)    (1,952.4)
(628.3)
(550.4)
(1,010.3)
(771.4)
(238.9)
(289.6)
(1,019.4)
(752.1)
(267.3)
June
2011
(5,250.7)
(3,074.0)    (1,915.4)
(625.2)
(533.4)
(957.0)
(735.5)
(221.5)
(254.7)
(965.0)
(734.9)
(230.1)
Year to date (15,660.1)
(8,987.8)    (5,588.7)      (1,802.9)      (1,596.2)
(2,978.7)     (2,242.6)
(736.1)
(832.4)
  (2,861.2)     (2,162.0)
(699.2)
Gold-in-process and
Sept 2011
34.1
-               -
-
-
58.3
42.6
15.7
0.2
(24.4)
(28.8)
4.4
inventory change*
June 2011
114.7
-               -
-
-
107.1
115.7
(8.6)
8.9
(1.3)
(3.9)
2.6
Year to date
224.4
-               -
-
-
298.8
288.8
10.0
(2.5)
(71.9)
(77.0)
5.1
Less:
Sept 2011
(26.4)
(17.2)        (12.4)
(3.5)
(1.3)
(3.7)
(3.2)
(0.5)
(0.9)
(4.6)
(3.7)
(0.9)
Rehabilitation costs
June 2011
(27.3)
(17.3)        (12.4)
(3.6)
(1.3)
(4.8)
(4.2)
(0.6)
(0.8)
(4.4)
(3.5)
(0.9)
Year to date
(77.8)
(51.8)        (37.2)
(10.7)
(3.9)
(10.1)
(8.5)
(1.6)
(2.6)
(13.3)
(10.7)
(2.6)
General and admin
Sept 2011
(160.4)
(53.3)        (36.8)
(8.0)
(8.5)
(70.5)
(64.2)
(6.3)
(4.3)
(32.3)
(19.1)
(13.2)
June
2011
(119.0)
(39.8)        (28.3)
(5.3)
(6.2)
(61.0)
(54.5)
(6.5)
5.2
(23.4)
(15.3)
(8.1)
Year to date
(456.0)
(161.1)     (111.4)
(24.9)
(24.8)
(193.1)
(173.5)
(19.6)
(14.7)
(87.1)
(54.6)
(32.5)
Plus:
Sept 2011
(304.7)
(80.7)        (71.5)
(5.3)
(3.9)
(141.1)
(108.3)
(32.8)
(30.7)
(52.2)
(34.7)
(17.5)
Royalties
June 2011
(236.4)
(42.3)       (33.3)
(5.1)
(3.9)
(122.1)
(93.1)
(29.0)
(30.4)
(41.6)
(28.0)
(13.6)
Year to date
(705.7)
(158.3)     (132.9)
(14.0)
(11.4)
(333.7)
(255.3)
(78.4)
(81.0)
(132.7)
(92.3)
(40.4)
TOTAL CASH COST
(2)
Sept 2011        (5,534.2)
(3,141.3)    (1,974.7)
(622.1)
(544.5)
(1,018.9)
(769.7)
(249.2)
(314.9)
(1,059.1)
(792.8)
(266.3)
June 2011         (5,226.1)
(3,059.2)     (1,908.0)
(621.4)
(529.8)
(906.2)
(654.2)
(252.0)
(280.6)
(980.1)
(748.0)
(232.1)
Year to date         (15,607.6)
(8,933.2)      (5,573.0)     (1,781.3)      (1,578.9)
(2,810.4)      (2,027.1)
(783.3)
(898.6)
(2,965.4)     (2,266.0)
(699.4)
Plus:
Sept 2011          (1,327.4)
(679.8)       (410.1)
(127.4)
(142.3)
(228.4)
(176.8)
(51.6)
(102.3)
(316.9)
Amortisation*
June 2011          (1,229.2)
(665.9)       (401.1)
(139.0)
(125.8)
(186.9)
(150.4)
(36.5)
(115.2)
(261.2)
Year to date          (3,754.8)
(1,994.6)    (1,224.2)
(364.0)
(406.4)
(610.5)
(479.0)
(131.5)
(320.1)
(829.6)
Rehabilitation
Sept 2011
(26.4)
(17.2)        (12.4)
(3.5)
(1.3)
(3.7)
(3.2)
(0.5)
(0.9)
(4.6)
June
2011
(27.3)
(17.3)        (12.4)
(3.6)
(1.3)
(4.8)
(4.2)
(0.6)
(0.8)
(4.4)
Year to date
(77.8)
(51.8)        (37.2)
(10.7)
(3.9)
(10.1)
(8.5)
(1.6)
(2.6)
(13.3)
TOTAL PRODUCTION
Sept 2011         (6,888.0)         (3,838.3)   (2,397.2)
(753.0)
(688.1)
(1,251.0)
(949.7)
(301.3)
(418.1)         (1,380.6)
COST
(3)
June 2011        (6,482.6)          (3,742.4)   (2,321.5)
(764.0)
(656.9)
(1,097.9)
(808.8)
(289.1)
(396.6)          (1,245.7)
Year to date       (19,440.2)
(10,979.6)    (6,834.4)      (2,156.0)      (1,989.2)
(3,431.0)      (2,514.6)
(916.4)         (1,221.3)         (3,808.3)
Gold sold
Sept 2011
921.9
428.3         279.2
84.7
64.4
234.4
180.0
54.3
90.5
168.7
115.0
53.7
– thousand ounces
June 2011
944.3
446.5         272.5
98.0
76.1
237.2
180.8
56.3
101.5
159.1
108.7
50.4
Year to date
2,791.4
1,286.0         814.3
257.1
214.4
715.0
546.9
168.1
304.2
486.2
344.1
142.0
TOTAL CASH COST
Sept 2011
851
1,040         1,003
1,041
1,199
617
606
651
494
891
978
704
– US$/oz
June 2011
816
1,010          1,033
935
1,027
564
534
660
408
909
1,015
679
Year to date
806
1,001             986
998
1,061
566
534
671
426
879
949
709
TOTAL CASH COST
Sept 2011          192,997
235,780       227,395
236,002
271,842
139,797
137,446
147,456
111,865
201,849
221,638
159,461
– R/kg
June 2011           177,934
220,261       225,133
203,871
223,922
122,841
116,302
143,836
88,882
198,080
221,367
147,929
Year to date           179,768
223,352       220,033
222,718
236,717
126,361
119,157
149,799
94,959
196,111
211,716
158,307
TOTAL PRODUCTION
Sept 2011
1,060
1,271         1,218
1,260
1,516
757
748
787
655
1,161
COST – US$/oz
June 2011
1,013
1,236          1,257
1,150
1,274
683
660
757
576
1,155
Year to date
1,004
1,230          1,209
1,208
1,337
691
662
785
578
1,129
TOTAL PRODUCTION
Sept 2011           240,210
288,096      279,048
285,660
343,535
171,605
169,589
178,284
148,526
263,126
COST – R/kg
June 2011          220,714
269,451     273,923
250,656
277,642
148,827
143,787
165,011
125,626
251,758
Year to date           223,911
274,517     269,836
269,567
298,231
154,265
147,813
175,253
129,061
251,856
DEFINITIONS
Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and non-recurring items.
(2)
Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
(3)
Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
Average exchange rates were US$1 = R7.05 and US$1 = R6.78 for the September 2011 and June 2011 quarters respectively.

GOLD FIELDS RESULTS I 24
Capital expenditure
Figures are in South African rand millions unless otherwise stated
Total
Group
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Corporate
Ghana
Peru
Australia
Total
KDC
Beatrix
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew
Sustaining capital
Sept 2011
(1,244.4)
(206.8)      (156.8)            (50.0)
-         (481.1)
(332.0)
(149.1)
(110.9)
(438.0)        (315.2)
(122.8)
(7.6)
June 2011 (1,009.9)
(151.0)      (108.9)            (42.1)
-         (439.1)
(354.0) (85.1) (98.1)
(320.9)        (215.3)
(105.6) (0.8)
Year to date (3,237.4)
(468.5)      (324.2)          (144.3)
-      (1,475.0)
(1,081.9) (393.1) (322.4)
(960.8)       (643.7)
(317.1) (10.7)
Ore reserve
Sept 2011
(567.1)
(567.1)      (454.0)          (113.1)
-
-
-
-
-
-                -
-
-
development June 2011 (546.2)
(546.2)      (435.9)          (110.3)
- - - - -
-                -
- -
Year to date
(1,586.3)        (1,586.3)   (1,269.9)          (316.4)
- - - - -
-                -
-
-
Project capital
#
Sept 2011
(509.2)
(491.9)                -                    -
(491.9)                         -
-
-
(6.6)
-                -
-
(10.7)
June 2011 (622.4)
(471.9)                -                    -
(471.9)                         -
- - (7.4)
-                -
- (143.1)
Year to date (1,647.5)
(1,375.0)                -                    -
(1,375.0)                         -
- - (17.6)
-                -
- (254.9)
Brownfields
Sept 2011
(132.6)
-              -                     -
-
(35.9)
-
(35.9)
-
(96.7)        (68.7)
(28.0)
-
exploration June 2011 (106.5)
-              -                     -
- (27.8) - (27.8) -
(78.7)         (59.9)
(18.8) -
Year to date (335.7)
-              -                     -
- (91.8) - (91.8) -
(243.9)        (181.2)
(62.7) -
Total capital
Sept 2011
(2,453.3)
(1,265.8)      (610.8)          (163.1)
(491.9)
(517.0)
(332.0)
(185.0)
(117.5)
(534.7)       (383.9)
(150.8)
(18.3)
expenditure June 2011 (2,285.0)
(1,169.1)      (544.8)          (152.4)
(471.9)             (466.9)
(354.0) (112.9) (105.5)
(399.6)       (275.2)
(124.4) (143.9)
Year to date (6,806.9)
(3,429.8)    (1,594.1)         (460.7)
(1,375.0) (1,566.8) (1,081.9) (484.9) (340.0)
(1,204.7)        (824.9)
(379.8) (265.6)
#
Project capital under Corporate in the September quarter includes R45 million (US$6 million) at the Arctic Platinum Project (APP), a credit from Chucapaca of R50 million (US$7 million)
and general corporate capital expenditure. From this quarter and retrospectively for the year, the NCE project capital at Chucapaca only includes the 51 per cent funded by Gold Fields and excludes the 49 per cent funded by Buenaventura, with the result that a credit of R50 million (US$7 million) is included in corporate capital expenditure for the September quarter. The table above includes only Gold Fields’ 51 per cent share of capital expenditure in Chucapaca, resulting in total capital expenditure of R2,453 million, whereas the Statement of Cash Flows includes all capital expenditure, including that relating to non-controlling interest holders. Expenditure in the June quarter amounted to R119 million (US$18 million) and R12 million (US$1 million) at Chucapaca and APP respectively.
Notional cash expenditure
##
Figures are in South African rand millions unless otherwise stated
Total
Group
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Corporate
Ghana
Peru
Australia
Total
KDC
Beatrix
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St
Ives
Agnew
Operating costs
Sept 2011
(5,450.4)
(3,131.1)    (1,952.4)         (628.3)
(550.4)         (1,010.3)
(771.4)
(238.9)
(289.6)
(1,019.4)     (752.1)
(267.3)
-
June 2011 (5,250.7)
(3,074.0)     (1,915.4)        (625.2)
(533.4) (957.0) (735.5) (221.5)
(254.7)            (965.0)     (734.9)
(230.1) -
Year to date (15,660.1)
(8,987.8)     (5,588.7)     (1,802.9)
(1,596.2)         (2,978.7)
(2,242.6) (736.1) (832.4)
(2,861.2)    (2,162.0)
(699.2)
-
Capital
Sept 2011
(2,453.3)
(1,265.8)        (610.8)        (163.1)
(491.9)           (517.0)
(332.0)
(185.0)
(117.5)           (534.7)        (383.9)
(150.8)
(18.3)
expenditure June 2011 (2,285.0)
(1,169.1)        (544.8)         (152.4)
(471.9)           (466.9)
(354.0) (112.9)
(105.5)           (399.6)        (275.2)
(124.4) (143.9)
Year to date
(6,806.9)      (3,429.8)       (1,594.1)        (460.7)
(1,375.0)        (1,566.8)
(1,081.9) (484.9) (340.0)
(1,204.7)        (824.9)
(379.8) (265.6)
Notional cash
Sept 2011
274,615
330,023        295,164        300,228
520,369          209,506
197,036
250,828
139,370          296,188       317,585
250,359
-
expenditure June 2011 256,692
305,501        290,289        255,118
424,894          193,019
193,689 190,868
114,604          275,788       298,935
225,940 -
– R/kg Year to date 258,884
310,471        283,591        283,021
445,457           204,375
195,421 233,505
124,379           268,891       279,071
244,228 -
Notional cash
Sept 2011
1,212
1,456          1,302             1,325
2,296
924
869
1,107
615              1,307           1,401
1,105
-
expenditure June 2011 1,178
1,401          1,332             1,170
1,949 885 889 876
526             1,265            1,371
1,037 -
– US$/oz Year to date 1,160
1,391          1,271             1,268
1,996 916 876 1,047
557             1,205            1,251
1,095
-
##
Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure, excluding minority interest in projects, divided by gold produced.

25 I GOLD FIELDS RESULTS
Underground and surface
South African rand and metric units
Total
Mine
Operations
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Ghana
Peru
Australia
Operating Results
Total
KDC
Beatrix
South
Deep
#
Total
Tarkwa Damang
Cerro
Corona
Total
St Ives
Agnew
Ore milled/treated (000 tonnes)
- underground
September 2011
2,851                   2,283        1,221
547
515
- - -
-
568
424
144
June 2011
3,036                  2,451         1,269
648 534 - - -
-
585 412 173
Year to date
8,600                  6,795         3,582
1,694 1,519 - - -
-
1,805 1,337 468
- surface
September 2011
11,919                   2,044        1,584
352
108
6,825
5,597
1,228
1,674
1,376
1,258
118
June 2011
12,151                   1,957        1,379
422 156 7,155 5,883 1,272
1,717
1,322 1,264 58
Year to date
35,815                   5,960        4,405
1,183 372 21,033 17,283 3,750
4,973
3,849 3,640 209
- total
September 2011
14,770                   4,327        2,805
899
623
6,825
5,597
1,228
1,674
1,944
1,682
262
June 2011
15,187                  4,408         2,648
1,070 690 7,155 5,883 1,272
1,717
1,907 1,676 231
Year to date 44,415
12,755         7,987
2,877 1,891 21,033 17,283 3,750
4,973
5,654 4,977 677
Yield (grams per tonne)
- underground
September 2011
5.4
5.3           6.2
4.6
5.0
- - -
-
5.9
4.7
9.5
June 2011 5.3
5.2           6.0
4.5 5.3 - - -
-
5.5 4.2 8.6
Year to date 5.4
5.4           6.2
4.5 5.3 - - - - 5.4 4.3 8.6
- surface
September 2011
1.1
0.6           0.7
0.3
0.5
1.1
1.0
1.4
1.7
1.4
1.3
2.5
June 2011 1.1
0.6            0.6
0.3 0.9 1.0 1.0 1.4 1.8 1.3 1.3 1.5
Year to date 1.1
0.6           0.7
0.3 0.8 1.1 1.0 1.4
1.9
1.4 1.4 1.9
- combined
September 2011
1.9
3.1           3.1
2.9
3.2
1.1
1.0
1.4
1.7
2.7
2.1
6.4
June 2011 1.9
3.2           3.2
2.8 3.4 1.0 1.0 1.4
1.8
2.6 2.0 6.8
Year to date 2.0
3.1           3.2
2.8 3.5 1.1 1.0 1.4
1.9
2.7 2.2 6.5
Gold produced (kilograms)
- underground
September 2011
15,446
12,090        7,612
2,524
1,954
-
-
-
-
3,356
1,984
1,372
June 2011 15,953
12,741        7,609
2,902 2,230 - - -
-
3,212 1,732 1,480
Year to date 46,149
36,365      22,380
7,597 6,388 - - -
-
9,784 5,765 4,019
- surface
September 2011
13,335                   1,233       1,072
112
49
7,290
5,600
1,690
2,921
1,891
1,593
298
June 2011
13,404                  1,148           866
146 136 7,377 5,625 1,752
3,143
1,736 1,647 89
Year to date
40,635                  3,631        2,948
401 282 22,241 17,012 5,229 9,426 5,337 4,938 399
- total
September 2011
28,781
13,323        8,684
2,636
2,003
7,290
5,600
1,690
2,921
5,247
3,577
1,670
June 2011 29,357
13,88       9 8,475
3,048 2,366 7,377 5,625 1,752
3,143
4,948 3,379 1,569
Year to date 86,784
39,996      25,328
7,998 6,670 22,241 17,012 5,229
9,426
15,121 10,703 4,418
Operating costs (Rand per tonne)
- underground
September 2011
1,227                    1,294      1,483
1,101
1,051
-
-
-
-
960
762
1,544

June 2011
1,130                    1,176      1,390
927 972 - - -
-
935 799 1,258
Year to date
1,170                    1,244      1,441
1,020 1,029 - - -
-
892 735 1,341
- surface
September 2011
164
87           90
74
86
148
138
195
173
345
341
381
June 2011 150
98         110
59 93 134 125 174
148
316 321 214
Year to date 156
90           97
64 90 142 130 196
167
325 324 343
- total
September 2011
369                      724        696
699
883
148
138
195
173
524
447
1,020
June 2011
346                      697        723
584 773 134 125 174
148
506 438 996
Year to date
353                     705         700
627 844 142 130 196
167
506 434 1,033
#
September quarter includes 123,000 tonnes (June quarter includes 115,000 tonnes) of waste processed from underground. In order to show the yield based on ore mined, the calculation of the yield at South Deep only, excludes the underground waste.

GOLD FIELDS RESULTS I 26
Development results
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.
KDC
September 2011 quarter
June 2011 quarter Year to date F2011
Reef
Carbon
Leader
Kloof
Main
VCR
Carbon
Leader
Kloof Main VCR
Carbon
Leader
Kloof Main VCR
Advanced                                   (m)
4,502
199
666
5,093
4,728         185
1,232 5,596
13,887         591
2,998 16,270
Advanced on reef (m)
499
43
181
752
909           51
243 836 2,470 185 590 2,647
Sampled                                     (m)
546
15
243
618
849           54
156 657 2,358 144 582 2,169
Channel width (cm)
99
99
86
107
79           90         76
110           79          97           92
108
Average value - (g/t)
19.0
17.4
14.7
24.6
21.8        30.7        9.4        23.4         23.0      22.1        10.2       25.8
- (cm.g/t)
1,879
1,714
1,269
2,636
1,716       2,769       717      2,578        1,813    2,142         944      2,787
Beatrix
September 2011 quarter
June 2011 quarter
Year to date F2011
Reef
Beatrix
Kalkoenkrans
Beatrix Kalkoenkrans Beatrix Kalkoenkrans
Advanced                                  (m)
4,065
1,377
4,953                    1,729
12,604                  4,655
Advanced on reef (m)
994
188
1,371                       302
3,545                     805
Sampled                                     (m)
1,071
186
1,431                       288
3,372                     789
Channel width (cm)
141
133
104                        129                    116                    110
Average value - (g/t)
7.0
14.6
11.7                       14.2                    9.6                    14.7
- (cm.g/t)
982
1,941
1,221                      1,840                1,112                  1,613
South Deep
September 2011 quarter
June 2011 quarter
Year to date F2011
Reef
Elsburgs
1,2
Elsburgs
1,2
Elsburgs
1,2
Main Advanced (m)
2,938
3,063                                              8,843
- Main above 95 level (m)
1,484
1,890                                              5,073
- Main below 95 level (m)
1,454
1,173                                              3,770
Advanced on reef (m)
1,204
1,511                                              4,252
Square metres
de-stressed
(m
2
)
6,815
5,554                                            17,356
- Reserve value de-stressed (g/t)
7.2
7.1                                                 7.2
Shaft sinking (m)
28
-                                                  28
1)
Trackless development in the Elsburg reefs is evaluated by means of the resource model.
2)
Full channel width not fully exposed in development, hence not reported.

Administration and corporate information
Corporate Secretary
Cain Farrel
Tel: +27 11 562 9742
Fax: +27 11 562 9829
e-mail: cain.farrel@goldfields.co.za
Investor Enquiries
Zakira Amra
Tel: +27 11 562 9775
Mobile: +27 79 694 0267
e-mail: zakira.amra@goldfields.co.za
Willie Jacobsz
Tel: +508 839 1188
Mobile: +857 241 7127
e-mail: willie.jacobsz@gfexpl.com
Media Enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za
Transfer Secretaries
South Africa
Computershare Investor Services
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300 [calls cost 10p a minute
plus network extras, lines are open
8.30am-5.30pm Mon-Fri] or
[from overseas] +44 20 8639 3399
Fax: +44 20 8658 3430
e-mail: ssd@capitaregistrars.com
Website
http://www.goldfields.co.za
Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI
Forward looking statements
Certain statements in this document constitute
“forward looking statements” within the meaning of
Section 27A of the US Securities Act of 1933 and
Section 21E of the US Securities Exchange Act of
1934.
Such forward looking statements involve known and
unknown risks, uncertainties and other important
factors that could cause the actual results,
performance or achievements of the company to be
materially different from the future results,
performance or achievements expressed or implied
by such forward looking statements. Such risks,
uncertainties and other important factors include
among others: economic, business and political
conditions in South Africa, Ghana, Australia, Peru
and elsewhere; the ability to achieve anticipated
efficiencies and other cost savings in connection
with past and future acquisitions, exploration and
development activities; decreases in the market
price of gold and/or copper; hazards associated
with underground and surface gold mining; labour
disruptions; availability, terms and deployment of
capital or credit; changes in government
regulations, particularly environmental regulations
and new legislation affecting mining and mineral
rights; changes in exchange rates, currency
devaluations, inflation and other macro-economic
factors; industrial action; temporary stoppages of
mines for safety and unplanned maintenance
reasons; and the impact of the AIDS crisis in South
Africa. These forward looking statements speak
only as of the date of this document.
The company undertakes no obligation to update
publicly or release any revisions to these forward
looking statements to reflect events or
circumstances after the date of this document or to
reflect the occurrence of unanticipated events.
Registered Office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196
Postnet Suite 252
Private Bag X30500
Houghton 2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829
Office of the United Kingdom
Secretaries
London
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
United Kingdom
Tel: +44 20 7499 3916
Fax: +44 20 7491 1989
American Depository Receipts Transfer
Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com
Gold Fields Limited
Incorporated in the Republic of South
Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Directors
M A Ramphele (Chair) °
N J Holland * (Chief Executive Officer)
P A Schmidt (Chief Financial Officer)
K Ansah
#
°
C A Carolus°
R Dañino **°
A R Hill °
J L Lazaro º
R P Menell °
M S Moloko °
D N Murray °
D M J Ncube °
R L Pennant-Rea *°
G M Wilson °
* British
#
Ghanaian
Canadian                             ºFilipino
** Peruvian ° Independent Director
Non-independent Director

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 10 November 2011
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:    Senior Vice President: Investor
           Relations and Corporate Affairs